Quiksilver Annual Report

Two Thousand Four






PROC
MAR 1 0 2005
THOMSON
FINANCIAL



Quiksilver has developed from a 1970s boardshort company into a multinational apparel and accessory company grounded in the philosophy of youth. Our mission is to become the leading global youth apparel company; to maintain our core focus and roots while bringing our lifestyle message of boardriding, independence, creativity and innovation to this global community.

Individual expression, an adventurous spirit, authenticity and a passionate approach are all part of young people's mindset and are the essence of our brands. Combine this with the aesthetic appeal of beaches and mountains, and a connection is established that transcends borders and continents. Include thirty-plus years of quality, innovation and style, and you have Quiksilver.

Table of Contents



Welcome to Quiksilver

Chapter 1

We are everywhere

Quiksilver is found on every inhabited continent, wherever people embrace what we stand for—passion, adventure, creativity and individual expression. It's not about your age or where you live, it's about your attitude.



Revenues	$1,267,000,000
Youths	170,000,000
Employees	4,350
Athletes	600
Countries	92
Brands	13

Note: Market demographics are from the Population Reference Bureau, The World's Youth 2000, Ages 10-24. Market size amounts include countries operated under joint venture arrangements or by our licensees, which are headquartered in South Africa, Argentina, South Korea and Turkey, and territories where we generate wholesale business that is significant in aggregate, but not individually considered primary, such as Mexico, Costa Rica, Peru, Brazil, Venezuela and other parts of Central America, South America and the Caribbean; Algeria and Morocco in Northern Africa, and parts of the Middle East; Indonesia, Guam and other parts of Southeast Asia.



The Global Story

Quiksilver was born in the late 1960s on the beaches of Southern Australia when two surfers created the original boardshort. Word about this revolutionary boardshort quickly spread as a new generation of young surfers traveled the globe in search of waves and fun.

Quiksilver, Inc. began in 1976 as a California company making boardshorts for surfers in the U.S. under license from the Quiksilver brand's Australian founders. As Quiksilver boardshorts became a cult icon, we built our business inside the subculture of surfing with real legitimacy, as did our Quiksilver colleagues in Australia, Europe and Japan. For several years, boardshorts were our only product. It didn't take long, however, to realize that the opportunity for the brand went far beyond, and we began to grow. We diversified our product offering in the 1980s and began developing our distribution while being careful to stay true to our roots and heritage.

We went public in 1986 and purchased the rights to the Quiksilver brand in the U.S. and Mexico. With this infusion of capital, the elimination of royalty payments and control of our trademarks, growth accelerated. Our public company status brought many changes to our company, but one thing didn't change, which was our commitment to boardriding athletes and the core market. Quiksilver first gained notoriety as people saw the best surfers in the world using our boardshorts, and we've sponsored top competitors ever since. We also seek out the influential up and coming young athletes who best represent our brands. The size and scope of our events and surf contests grew as our company grew, but we've never given up these activities, which have allowed our athletes to enjoy surfing and other sports as their livelihood. The core surf market itself developed as Quiksilver grew, allowing many others to enjoy the sport as businesses were established within the surf industry. It's this groundwork over the years which has built the foundation of Quiksilver as the lifestyle symbol it is today.

In the 1990s, we took our boardriding lifestyle to another level. Our long history of grass roots and surf event driven marketing was a natural fit to the multimedia Generation Y demographic. Youth all around the world were being connected through cable T.V., the internet and other media. It was in this decade that the diversified nature of our company today began to take shape. To expand Quiksilver, Inc.'s business, we acquired Quiksilver Europe, which was still a licensee of the Australian founders. We started Roxy for teenage girls with the same surf foundation as Quiksilver. We expanded into boys and girls, and eventually toddlers. We developed Quiksilveredition for men. We moved into the swim business by acquiring Raisins, Radio Fiji and Leilani to enhance our women's expertise. Later, we purchased Mervin Manufacturing in Seattle, Washington to add the snowboard brands of Lib Technologies, Gnu and Bent Metal to our brand portfolio and further increase our legitimacy in the snow. We acquired Hawk Clothing from Tony Hawk to broaden our presence in the boys skate market, developed Island Soul swimwear, and started our golf apparel line, Fidra, with John Ashworth.

Step by step we developed our product range into a broad array of sportswear and accessories across our brands. All the while, we worked diligently to control our distribution and protect the integrity of our brands. Key to our strategy has been maintaining a very strong presence in the core surf shops while also managing a profitable business in specialty shops and select department stores. Fundamental to our brand management



was the development in the 1990s of our proprietary retail concept, Boardriders Clubs, which feature the heritage and product of Quiksilver and Roxy along with our other boardriding brands. In all of our efforts to grow, it has been as much about sharing our lifestyle as looking for the next business opportunity. This is evident in our marketing, events, advertising and products. Our passion for boardriding goes unabated and is the essential catalyst for brand growth and progress.

By the year 2000, our success with Quiksilver Europe became the model to build a global infrastructure. Quiksilver and Roxy had become successful brands around the globe, but ownership and control were not unified. The first watershed event was to acquire the international trademarks from the brand's founders, which we accomplished in 2000. The next step in our global strategy was the acquisition of our licensees in Australia and Japan. We also embarked on a series of smaller acquisitions to join together the Quiksilver world, including the U.S. outlet store licensee, the European wetsuit and eyewear licensee, the U.S. eyewear licensee, the global wetsuit licensee, our distributor in Switzerland, Quiksilver's Indonesian territory, and our Hong Kong territory. Our global platform was not exported from the U.S. Rather, it was built by combining Quiksilver businesses around the world that had developed in parallel over the years on the combined power of our brands.

The global youth demographic, which is our primary market, is vast, and it shares the essence of our sports–individual expression, an adventurous spirit and a passionate approach. It is connected through sports, art, music and fun, whether in Los Angeles, New York, Paris, Shanghai or beyond. It is within this powerful market that we leverage our global platform. The acquisition of DC Shoes in 2004 was a perfect example. Already an international brand, DC's operations were focused in Southern California. By merging DC's brand and product appeal with Quiksilver's infrastructure, DC can more quickly realize its full potential. We are expanding our technical capabilities in shoes, eyewear and watches, and we're developing retail concepts around the globe. Although our strength is primarily in the U.S., Europe and Australia, we have opportunities to expand in territories like Japan, China, Mexico, Eastern Europe, Brazil and Southeast Asia. We believe that Quiksilver and Roxy can each be $1 billion businesses with DC Shoes and our other brands reaching $1 billion as well. As we develop brands and business to pursue this $3 billion goal and become the leader in the global youth market for branded sportswear and accessories, we will do so while remaining true to our boardriding roots and values. It's our insatiable commitment to the lifestyle that we represent which continues at the heart of our vision for global expansion.

Americas

Our corporate headquarters and Americas' facilities are in Huntington Beach, California and now with DC Shoes, Vista, California. We operate out of 828,000 square feet (excluding retail space) with 2,450 employees. In our primary markets in the Americas, which are the United States and Canada, there are 64 million youths. Other markets include Mexico, Costa Rica, Peru, Brazil, Venezuela and other parts of Central America, South America and the Caribbean.





Europe

Our European facilities are in St. Jean de Luz and Hendaye in Southwestern France. We operate out of 270,000 square feet (excluding retail space) with 1,300 employees. In our primary European market, which includes all European countries other than Eastern European countries, there are 78 million youths. Other markets include Algeria and Morocco in Northern Africa, and parts of the Middle East and Eastern Europe.


IT'S FORBIDDE
TO DO THE DIS
VANS






F
4508 SP 64

Asia / Pacific

Our Asia/Pacific facilities are in Torquay, Geelong and Sydney Australia; Tokyo and Chigasaki Japan, Hong Kong and Shanghai. We operate out of 158,000 square feet (excluding retail space) with 600 employees. in our primary Asia/Pacific markets, which are Australia, New Zealand, Fiji and Japan, there are 28 million youths. Other markets include Indonesia, Guam and other parts of Southeast Asia.




Roxy




做文明观





Our Customers

Chapter 2

It's a way of life.

People around the world connect with our brands because they live the lifestyle we represent. In the mountains, at the beach or in the city, the passion of our customers is evident.






LIB

Aleksander from Moscow, Russia

Snowboarding is fun and graceful. My favorite boardriding hangouts are in the snowboard parks near Moscow. I like all types of terrain, including rails and pipes.



Kyoko from Tokyo, Japan

Kyoko Ohta

I have a family now, but my life remains consistent. I just want to keep surfing. My husband surfs better than me, but I believe my riding style is more attractive. (Actually, many of our friends agree with that.)



Jody and Alison from Vancouver, BC Canada

Alison Pascoe

My favorite spot is wherever I can hang out and joke with my best friend Alison. We have been friends since we were two years old. We both love the sun, and whenever we can, we catch some rays out on our roof while listening to music.



Kerryn from Durban, South Africa

Kerryn Cawood

It is cool being at the park because all my friends and I get to sit and talk, and it is right at the beach so we get some sun also.


MALIBU
WE DELIV

Mark from Torquay, Australia

My spot of choice is Centerside Bells *in sunny* Torquay, Victoria, Australia, *with a magical right hand reef* break, which is best at 3-5 ft. on a southwest swell with a light northwest wind. For over 30 years, it has challenged, provoked, mystified and enveloped me.



Christopher from Deerfield Beach, Florida

I love to go surfing, fishing, or diving; with or without a board or a buddy. No place is as peaceful or refreshing as the ocean. It is the ultimate and most natural rhythmic hangout of all time.



Leslie from Shangai, China

China's market is really big, so there is a lot of selection when buying things in Shanghai. I want to get the coolest items from Quiksilver shops in China. Then I can look different from other people in Shanghai.

Dear Shareholders

Chapter 3

Chairman's Letter

Dear Shareholders,

Fiscal 2004 was another banner year for Quiksilver, surpassing one billion dollars in revenues for the first time. It was a year in which we began to take advantage of the benefits of the global operating platform that we have carefully constructed through acquisitions and organic growth. This platform has not only enabled us to consistently post strong results, but has also enhanced our opportunities for the future.

Fiscal 2004 revenues totaled $1.27 billion, up 30% over fiscal 2003, and earnings per share increased 32% to $1.36. These results were well ahead of our initial forecasts as we exceeded expectations, once again, in every quarter of the year. Our mid-year acquisition of DC Shoes was responsible for a good piece of the upside; contributing approximately half of our annual consolidated sales growth during the six months that it was part of our results. Our stock traded at a record high this past November. We're proud to have delivered this kind of value to our shareholders.

When we acquired DC Shoes mid year, I said at the time that DC Shoes was a tremendous fit with our organization from a cultural, strategic and operational standpoint. I'm even more convinced of this today. They're young, aggressive and energetic; very much like Quiksilver in attitude and brand approach, yet a few years behind in size. We clearly added excellent talent to our organization with this acquisition.

We're thrilled with our financial results, but we're equally as happy about our brand management successes–all around the globe. Our athletes continued to set themselves apart this past year. We are perhaps most proud of Sofia Mulanovich, who won the women's surfing world championship. Space doesn't permit me to give you a complete list of accolades, but I would like to highlight a few more. Kelly Slater won the Surfer Poll and is still the best surfer in the world. Danny Way won the gold medal on the Mega Ramp in the Summer X-games, setting a world record for distance in the process. Danny Kass, Candide Thovex and Mathieu Crepel continue to dominate in snow. Bastien Salabanzi and Arto Saari won prestigious events in skate. Our WCT event in Hossegor, France was acclaimed as the best WCT contest ever.

The Crossing reached the United States in 2004 as it continues on its multi-year mission to chart reef systems, identify unsurfed breaks around the world and raise awareness of the environment and our brands for consumers everywhere. The reception from New York to Chicago and down the Mississippi River was tremendous and generated great media coverage. The Crossing is now headed to the West Coast of the U.S. for next summer. Our feature film, Riding Giants, opened the Sundance Film Festival–a first for a documentary movie–and was also released in France and the UK. We expect it to be released in Japan this summer. We relaunched our action sports news program, 54321, on Fuel TV and Fox Sports Net. We are really pleased with both the sponsorships it has attracted and what it has done for the awareness of our sports in general.

Since we reported our fiscal 2001 results just three years ago, our sales have doubled, our earnings per share has grown 134%, and our market capitalization has grown from around $400 million to over $1.75 billion today. While we've come a long way in the last three years, and we're excited about having reached the $1 billion landmark, we still plan to grow our business aggressively through a combination of organic wholesale growth, new territories, new products, new brands, and the continued roll out of company-owned and licensed retail stores. We think that all the pieces are in place to get to $3 billion in sales.

Almost as a punctuation point to the year, the Quiksilver's Eddie Aikau Big Wave Invitational at Waimea Bay was held in December in perhaps the best surfing conditions ever for a big wave contest. The event was amazing, somewhat the perfect storm of all the elements that have made Quiksilver and the sport of surfing the global phenomenon that it's become. It was an incredible Hawaiian day with thousands of spectators from locals to Hollywood celebrities watching 20 to 30 feet spectacular waves being ridden by 24 of the best big wave riders in the world. The worldwide media attention for Quiksilver and our sport matched the biggest waves; from the mainstream media like CNN and the Los Angeles Times to the new media where live streaming and photos on the internet carried the stunning images of the Eddie across the globe. It's amazing that at the same time I was watching this event live with North Shore locals who love and revere the sport that was born there, kids on the internet were appreciating, many for the first time, the compelling images of our sport.

How fitting it was that just as we were completing our preparation to report the results of our biggest and best year yet, we also experienced the biggest and best surfing competition on the shores of Oahu. How humble and grateful I am that Quiksilver has, as its original and continuing inspiration, the incredible sport of surfing and the lifestyle of the great outdoors. We are energized and motivated as we move into the next phase of our development and growth.

It's also very rewarding for me to announce that we recently formed the Quiksilver Foundation. We want our philanthropic work to have impact beyond just what we can do as one company, and we believe that as we coordinate the support of other companies and individuals, we can make a significant impact for our youth in science, education, ocean and the environment.

Our performance continues to be a function of several key factors; however, none is more important or more appreciated than the hard work, dedication and tireless efforts of all of the incredible people in our organization. Around the world, our people are the strength of our foundation and continue to be the driving force behind our successes throughout the world. Thanks to our employees for their excellent work, and thanks to our customers and to you, our shareholders, for your loyalty.



Robert B. McKnight, Jr.
Chairman of the Board

President's Letter

Dear Shareholders,

Fiscal 2004 was surely one of the very best years in the history of Quiksilver for shareholders, employees, athletes and customers. We often talk about the benefits of our global operating platform, and this year we saw tangible results. Our financial performance was excellent, our efforts in Asia/Pacific are now showing positive effects, and we have integrated DC Shoes into our group ahead of schedule. In the Americas, revenues increased 25% to $617 million, while European revenues increased 28% to $496 million, and Asia/Pacific revenues increased 58% to $149 million. Including corporate operations, total revenues were up 30% to $1.27 billion. Diluted earnings per share grew 32% to $1.36, well ahead of initial expectations. We improved our gross margin to 45.6% from 44.4%, grew our marketing spending by over $26 million, and increased our company-owned and licensed retail shops by 47. Our inventories and accounts receivable were again well managed, and as a result, we generated $131 million of cash from operations.

Our business was good in the Americas, especially in the core market. Our brands continue to do well at retail, and as we look ahead to Spring 2005, our bookings trends continue to be good across the board. We're also pleased with our overall growth in Europe. The environment in some areas could have been more supportive, but our brands are stronger than ever, and our Boardriders Clubs are doing well overall. The order file for the Spring/Summer season gives us confidence in our plan. In Australia, the retail environment was excellent. Our brands continue to lead the market, our bookings for the upcoming season continue very strong, and we're particularly encouraged by the increasing confidence of our Japanese customers in our product ranges.

Our teams around the world continue to improve our operations, often unseen and quietly in the background. The warehouse management system that was implemented in the Americas in 2003 is having a positive impact on our logistics, as is our screenprint division's new advanced planning and scheduling system. We continued to expand our distribution center in Huntington Beach to handle our growing footwear business in the Americas, and we added a new distribution center in the Australian port city of Geelong. We brought our long-standing Swiss distributor's business into our group, acquired the Hong Kong territory from our distributor, and opened our first mainland China Boardriders Club in Shanghai.

Our biggest accomplishment this year, however, was the acquisition and integration of DC Shoes in May. Under the direction of our Huntington Beach team, we re-established DC's warehousing and shipping operations in Vista, California, and six months after the acquisition, DC was operating using Quiksilver's production and warehouse management systems. The operating synergies are also beginning to take shape as the DC team is assisting with the technical development and sourcing of both Quiksilver and Roxy footwear for the Fall 2005 season, and the Quiksilver team is sourcing and producing DC's apparel for Fall 2005. Another exciting opportunity is to leverage our infrastructure and know-how to build DC's European business. In the mid 1990s, we brought several Quiksilver distributors in house and built a direct sales structure in the major European countries. We now expect to repeat this process with DC. Already, the French distributor's business has been folded in, and other distributors are expected to follow in 2005. Our ability to manage the DC brand for efficient, profitable growth is clearly enhanced when we work directly with the wholesale customers. The cultural fit of our organizations has been superb, and there is a great spirit of teamwork driving these initiatives. We couldn't be more pleased.

Our retail concepts are another element of our growth strategy. We now operate 170 company-owned shops, up from 138 at the beginning of the year. There are 67 in the Americas, 82 in Europe and 21 in the Asia/Pacific region. We also have 164 licensed shops that are wholesale accounts, up from 149 at the beginning of the year. There are another 76 shops in licensed territories where we earn royalties. By adding 47 shops in fiscal 2004, we exceeded our initial plans.

We are not satisfied with simply surpassing $1 billion in sales, but have set our sites on the goal of $3 billion. The diversity of our company in terms of brands, products, distribution channels and geographies, along with the strength of our operating platform, is unique and creates many opportunities. We believe that as we grow our business in the coming years, we can also expand our operating margins through a combination of sourcing efficiencies, operating synergies and leverage.

We have great brands and great people, and I want to thank all of our people around the world for the achievements of fiscal 2004 and their commitment to the future of our company. It is an honor to have their support.



Bernard Mariette
President

Revenues

in millions



95
96
97
98
99
00
01
02
03
04
$174
$195
$233
$318
$446
$519
$621
$705
$975
$1,267

Net Income

in millions



95
96
97
98
99
00
01
02
03
04
$10.0
$11.7
$12.6
$18.0
$26.6
$31.8
$28.0
$37.6
$58.5
$81.4

Diluted Earnings Per Share

(split adjusted)



95
96
97
98
99
00
01
02
03
04
$0.24
$0.27
$0.30
$0.41
$0.57
$0.69
$0.58
$0.77
$1.03
$1.36

Brands and Products

Chapter 4

The Quiksilver brand was created 35 years ago by surfers with a passion for products that suited their lifestyle. It is still focused on young men but also includes boys and toddlers, while serving the men's market with Quiksilveredition. Roxy takes this boardriding lifestyle to the juniors market and also to tweens and little girls. Skateboarding is the essence of the DC Shoes brand, which covers young men, juniors and kids. We have Raisins, Radio Fiji and Island Soul for the juniors swim market and Leilani in the contemporary women's swim category. Our core snowboard brands are Lib Technologies, Gnu and Bent Metal. Hawk is our skate apparel brand for boys, and Fidra is our men's line of golf apparel. We license the fashion surf brand of Gotcha in Europe.

Product Matrix, 2004


Boardshorts
Swimwear
T-shirts
Shorts
Pants
Shirts
Tops
Dresses
Quiksilver
Roxy
DC

Other Brands:


Raisins
Radio Fiji
Leilani
Island Soul
Lib Technologies
Gnu
Bent Metal
Hawk
Fidra
Gotcha


Swim


T-Shirts


Bottoms


Tops

11% 19% 15% 13%



Jackets
Sweaters
Snowboardwear
Fleece
Accessories
Footwear
Snowboards
Snowboard Boots
Snowboard Bindings
51%
33%
7%
9%
Outerwear
Accessories
Footwear
Hardgoods
100%
17%
14%
9%
2%

Quiksilver




















R O
X


the golden state









DC Shoes














Other Brands

Raisins
Radio Fiji
Leilani
Island Soul
Lib Technologies
Gnu
Bent Metal
Hawk
Fidra
Gotcha




CHASE
CHASE


QUIKSILVER
QUIKSILVER
QUIKSILVER


QUIKSILVER



Distribution

	Americas	Europe	[illegible]	Total
Core market	26%	37%	[illegible]	36%
Specialty stores	52%	46%	[illegible]	45%
Department stores	11%	7%	[illegible]	9%
U.S. exports and distributors	11%	10%	[illegible]	10%
Total	100%	100%	[illegible]	100%
Geographic segment	49%	39%	12%	100%

Chapter 5

The foundation of our distribution is the core market, which includes surf shops, skateboard shops, snowboard shops, Boardriders Clubs, our other proprietary retail concepts and in-store shops. We also sell to independent or chains of specialty or active lifestyle stores and a limited number of select department stores.


Vancouver, BC
Westbeach
Snowboard, Skateboard & Surf Shop
DCSHOECO


Lynnwood, WA
ZUMIEZ


QUIKSILVER


Saint Barts
QUIKSILVER
BOARDRIDERS CLUB

RABBIT BARTHOLOMEW



Media

Chapter 6

Our longstanding commitment to core marketing at the grass roots level in the sports of surfing, skateboarding and snowboarding is the foundation of our advertising. Our sponsorship of high profile athletes, such as Kelly Slater, Lisa Anderson, Tom Carroll, Sofia Mulanovich, Tony Hawk, Danny Way, Bastien Salabanzi, Robby Naish, Danny Kass and Ernie Els, is supplemented by our support of a host of other professionals and amateurs. Our marketing shows real athletes and kids doing the sports they love. The visual appeal of our sports and lifestyle is the basis of our message in the core market and in the mainstream. Quiksilver Entertainment is taking this message to a new level by producing television programs, such as Surf Girls and 54321, and feature films like Riding Giants, all three of which have aired internationally. We have produced co-branded products with Peugeot, Boost Mobile and Sony, and recently we launched Union, which is a mainstream action sports film distribution company. Our Quiksilver, Roxy, DC Shoes, Hawk Clothing, Fidra and Quiksilveredition websites connect directly with the end users of our products. Many people who would never have the opportunity to experience a surf, skate or snow contest can participate directly from their computer via the internet.

Advertisement
Australia
1979



54321
Quiksilver
Entertainment
Television Program



Surf Girls
Quiksilver
Entertainment
Television Program

MTV surf girls


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Riding Giants
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riding GIANTS

The DC Video
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movie

OUTTAKES:
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OUTTAKES:
THE INTERVIEWS

THE DC VIDEO
WORLD PREMIERE TOUR

MAKING THE
RYAN SMITH ANIMATION

Roxy
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Quiksilver
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Boardshorts




ASP
association of surfing professionals
world tour
BERNARDO PIGMEU
ALAIN RIOU
JESS MERLE-JONES
DAVID WEARE
TIM REYES
DANIEL ROSS
TOM CURREN
TJ BARRON


10TH ANNUAL
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$50,000
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Fifty Thousand Dollars
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ROUND 1

Events

Chapter 7

Our core marketing is based on the sponsorship and support of surf, skateboard and snowboard contests. These events not only support the athletes and boardriding communities themselves, but they also reinforce the reputations of our brands as authentic and core among boardriders and non-boardriders alike. Contests include the Quiksilver In Memory of Eddie Aikau Big Wave Invitational at Waimea Bay, the Roxy Pro in Hawaii and Australia, the Slopestyle Pro snowboarding event in Les Arcs, France, the Bowlriders skateboarding event in France, along with other major events on the Association of Surfing Professionals' World Championship Tour. In other events, our DC Shoes athletes earned fourteen medals in 2004's Summer X Games. Danny Way set a world record for distance in the process.



The Crossing

Chapter 8

Our multiyear Crossing mission continues to capture the imagination of people everywhere, as it searches out new surf spots and monitors the health of the world's global reefs in concert with Reef Check, supporting and appreciating local cultures along the way.


Arctic Ocean
Arctic Ocean
North Atlantic Ocean
North Pacific Ocean
South Pacific Ocean
South Atlantic Ocean
Indian Ocean

O 1999: Cairns, Australia, March 1999 - Crossing begins/ Papua New Guinea/ Louisiade Archipelago/ Solomon Islands/ Vanuatu/ New Caledonia/ Fiji/ Tonga/ French Polynesia/ Tahiti O 2000: Polynesia/ Samoa/ Papua New Guinea/ Fiji/ Wallis Islands/ Samoa/ Bali/ Mentawai O 2001: Thailand/ Indonesia/ Maldives/ Chagos/ Durban, South Africa ⊕ 2002: Greece/ Italy/ Sardinia/ Spain/ Portugal/ Northwest Africa/ Portugal/ France/ UK/ Belguim/ Amsterdam ○ 2003: Brazil/ Venezuela/ Panama/ Costa Rica/ Nicaragua/ El Salvador/ Caribbean/ Puerto Rico/ Dominican Republic ● 2004: Miami/ Jacksonville/ Virginia Beach/ New York/ Toronto/ Detroit/ Chicago/ Mississippi River/ St. Louis/ Memphis/ Dominican Republic.







Quiksilver Travel

Chapter 9



quiksilvertravel.com

Many people, both young and old, love the lifestyle that we represent, and Quiksilver Travel is our way of making the best trips available to them. We arrange snow trips to Canada and organize surf trips to Indonesia, Tonga, Fiji, Samoa, Mexico, Costa Rica, South Africa, New Zealand and Australia to name a few. We sponsor surf camps on both coasts of the U.S. that teach thousands of beginners. We may not be able to help if you're looking for all the comforts of home, but unsurpassed boardriding adventures are something we can deliver.









Global Citizen

Chapter 10

We established the Quiksilver Foundation in 2004 to facilitate and support not just our philanthropic activities, but that of the entire boardriding community. In response to the Asian tsunami disaster, we established the Nias Fund, which will support the relief efforts of SurfAid and the Indies Trader Company. It is rewarding to see the international support of this effort. We are also active in supporting the education of Southern California's youth. The QuikScience program, which is a combined effort between Quiksilver, the University of Southern California, and many Southern California educators, supports the development of ocean related curriculum that is both fun and active.

QUIKSILVER foundation

Quik SCIENCE PARTNERSHIP

...mba
...y the Sumba Foundation
... bottom right





Financial Data

Chapter 11

Selected Financial Data

The statement of income and balance sheet data shown below were derived from our consolidated financial statements. Our consolidated financial statements as of October 31, 2004 and 2003 and for each of the three years in the period ended October 31, 2004, included herein, have been audited by Deloitte & Touche LLP, our independent registered public accounting firm. You should read this selected financial data together with our consolidated financial statements and related notes, as well as the discussion under the caption "Management's Discussion and Analysis".

Years Ended October 31, (amounts in thousands, except per share data and ratios)	2004 [1][2]	2003 [2]	2002	2001	2000
Statement of Income Data					
Revenues, net	$ 1,266,939	$ 975,005	$ 705,484	$ 620,621	$ 519,370
Income before provision for income taxes	121,992	90,067	59,986	45,412	51,862
Net income	81,369	58,516	37,591	28,021	31,836
Net income per share [3]	1.42	1.08	0.80	0.61	0.71
Net income per share, assuming dilution [3]	1.36	1.03	0.77	0.58	0.69
Weighted average common shares outstanding [3]	57,194	54,224	46,918	45,904	44,812
Weighted average common shares outstanding, assuming dilution [3]	59,644	56,635	48,944	48,098	46,464
Balance Sheet Data					
Total assets	$ 990,990	$ 707,970	$ 450,589	$ 418,738	$ 358,742
Working capital	343,100	286,625	160,518	132,416	119,529
Lines of credit	10,801	20,951	32,498	66,228	49,203
Long-term debt	173,513	123,419	54,085	70,464	66,712
Stockholders' equity	588,244	446,508	272,873	216,594	177,614
Other Data					
EBITDA [4]	$ 155,229	$119,519	$82,975	$70,162	$68,320
Current ratio	2.6	3.0	2.2	1.8	2.0
Return on average stockholders' equity [5]	15.7	16.3	15.4	14.2	19.3

(1) Fiscal 2004 includes the operations of DC since its acquisition effective May 1, 2004. See Note 2 of our financial statements.

(2) Fiscal 2004 and fiscal 2003 include the operations of Asia/Pacific since its acquisition effective December 1, 2002. See Note 2 of our financial statements.

(3) Per share amounts and shares outstanding have been adjusted to reflect a two-for-one stock split effected on May 9, 2003.

(4) EBITDA is defined as net income before (i) interest expense, (ii) income tax expense, and (iii) depreciation and amortization. EBITDA is not defined under generally accepted accounting principles ("GAAP"), and it may not be comparable to similarly titled measures reported by other companies. We believe that EBITDA is a meaningful measure to investors as it is a widely used measure of performance and our ability to meet liquidity requirements in our industry. Following is the reconciliation of net income to EBITDA and cash flows from operations:

Years Ended October 31, (in thousands)	2004	2003	2002	2001	2000
Net income	$ 81,369	$ 58,516	$ 37,591	$ 28,021	$ 31,836
Income taxes	40,623	31,551	22,395	17,391	20,026
Interest	6,390	8,267	8,640	10,873	6,435
Depreciation and amortization	26,847	21,185	14,349	13,877	10,023
EBITDA	$ 155,229	$ 119,519	$ 82,975	$ 70,162	$ 68,320

	2004	2003	2002	2001	2000
EBITDA	$ 155,229	$ 119,519	$ 82,975	$ 70,162	$ 68,320
Less interest expense and provision for income taxes	(47,013)	(39,818)	(31,035)	(28,264)	(26,461)
Other non-cash expenses	11,904	3,939	3,548	3,524	3,226
Changes in operating assets and liabilities, net of effects from business acquisitions	10,475	(47,049)	21,342	(39,575)	(49,185)
Net cash provided by operating activities	$ 130,595	$ 36,591	$ 76,830	$ 5,847	$ (4,100)

(5) Computed based on net income divided by the average of beginning and ending stockholders' equity.

Management's Discussion and Analysis

Overview

We began our domestic operations in 1976 as a designer and manufacturer of *Quiksilver* branded boardshorts designed for the sport of surfing. We grew our business through the late 1980's by expanding our *Quiksilver* products into a full range of sportswear, and we bought our U.S. trademark from the *Quiksilver* brand's Australian founders in 1986. The distribution of our products was primarily through surf shops. Since the early 1990's, we have diversified and grown our business by increased sales of our *Quiksilver* product line, the creation of new brands such as *Roxy*, the introduction of new products, the development of our retail operations, and acquisitions. We acquired the European *Quiksilver* licensee in 1991 to expand geographically, we purchased Quiksilver International in 2000 to gain global ownership of the *Quiksilver* brand, and we acquired Quiksilver Asia/Pacific in December 2002 to unify our global operating platform and take advantage of available synergies in product development and sourcing, among other things. In May 2004, we acquired DC, a premier designer, producer and distributor of action sports inspired footwear, apparel and related accessories in the U.S. and internationally. We also acquired various other smaller businesses and brands. Brand building has been a key to our growth, and we have always maintained our roots in the boardriding lifestyle. Today our products are sold throughout the world, primarily in surf shops and specialty stores that provide an outstanding retail experience for our customers.

Over the last five years, our revenues have grown from $519 million in fiscal 2000 to $1.3 billion in fiscal 2004. We design, produce and distribute clothing, accessories and related products exclusively in the consumer products industry. We operate in three geographic segments, the Americas, Europe and Asia/Pacific. The Americas segment includes revenues primarily from the U.S. and Canada. The European segment includes revenues primarily from Western Europe. The Asia/Pacific segment includes revenues primarily from Australia, Japan, New Zealand, and Indonesia. Royalties earned from various licenses in other international territories are categorized in corporate operations along with revenues from sourcing services for our licensees. Revenues by segment are as follows:

Years Ended October 31, (in thousands)	2004	2003	2002	2001	2000
Americas	$ 616,818	$492,442	$418,008	$391,575	$333,075
Europe	496,276	386,226	282,684	223,877	182,614
Asia/Pacific	148,733	94,187	–	–	–
Corporate operations	5,112	2,150	4,792	5,169	3,681
Total revenues, net	$1,266,939	$975,005	$705,484	$620,621	$519,370

We operate in markets that are highly competitive, and our ability to evaluate and respond to changing consumer demands and tastes is critical to our success. Shifts in consumer preferences could have a negative effect on companies that misjudge these preferences. We believe that our historical success is due to the development of an experienced team of designers, artists, sponsored athletes, merchandisers, pattern makers, and cutting and sewing contractors. It's this team and the heritage and current strength of our brands that has helped us remain in the forefront of design in our markets. Our success in the future will depend on our ability to continue to design products that are acceptable to the marketplace. There can be no assurance that we can do this. The consumer products industry is fragmented, and in order to retain and/or grow our market share, we must continue to be competitive in the areas of quality, brand image, distribution methods, price, customer service, and intellectual property protection.

Results of Operations

The table below shows the components in our statements of income and other data as a percentage of revenues:

Years Ended October 31,	2004	2003	2002
Statement of Income Data			
Revenues, net	100.0%	100.0%	100.0%
Gross profit	45.6	44.4	40.6
Selling, general and administrative expense	35.2	34.0	30.7
Operating income	10.4	10.4	9.9
Interest expense	0.5	0.9	1.2
Foreign currency and other expense	0.3	0.3	0.2
Income before provision for income taxes	9.6%	9.2%	8.5%
Other data			
EBITDA[1]	12.3%	12.3%	11.8%

(1) For a reconciliation of Net Income to EBITDA, see footnote (4) to the table under Selected Financial Data.

Fiscal 2004 Compared to Fiscal 2003

Revenues Total net revenues increased 30% in fiscal 2004 to $1,266.9 million from $975.0 million in fiscal 2003 primarily as a result of increased unit sales, new products and the DC acquisition. Revenues in the Americas increased 25%, European revenues increased 28%, and Asia/Pacific revenues increased 58%. We completed the acquisition of DC Shoes, Inc. effective May 1, 2004, which marks the beginning of our third fiscal quarter. DC Shoes, Inc. designs, produces and distributes action sports inspired footwear, apparel and related accessories. This new division, which operates in all three of our business segments, is referred to in this report as "DC" and accounted for approximately 9% of our consolidated revenue growth during the year ended October 31, 2004.

Americas' revenues in our men's category, which includes the *Quiksilver Young Men's, Boys, Toddlers, Wintersports, Quiksilveredition, DC, Hawk Clothing* and *Fidra* divisions, increased 20% to $310.8 million in fiscal 2004 from $258.8 million the year before. Americas' revenues in our women's category, which includes the *Roxy, Roxy Girl, Teenie Wahine, DC, Raisins, Leilani* and *Radio Fiji* divisions, increased 32% to $295.6 million from $223.1 million for those same periods. Wintersports hardgoods are sold under the *Lib Technologies, Gnu, Bent Metal* and *Roxy* brands and totaled $10.4 and $10.5 million in fiscal 2004 and 2003, respectively. Men's revenues in the Americas increased primarily from the newly acquired DC division and to a lesser extent, the *Quiksilver* division. The women's increase came primarily from the *Roxy* division and, to a lesser extent, the newly acquired *DC* division. We believe that our product design and marketing efforts are resulting in increased consumer demand for our products in the Americas.

European revenues were approximately 39% of our consolidated total in fiscal 2004. In U.S. dollars, revenues in the men's category increased 24% to $364.7 million in fiscal 2004 from $293.1 million in the previous year. Women's revenues increased 41% to $131.6 million from $93.1 million for those same periods. The European men's revenue increase came primarily from the *Quiksilver Young Men's* division and, to a lesser extent, the *DC* division. The women's revenue increase primarily reflects growth in the *Roxy* division. Revenue growth was the largest in France, the United Kingdom, and Spain. For consolidated financial statement reporting, euro results must be translated into U.S. dollar amounts at average exchange rates, but this can distort performance when exchange rates change from year to year. To understand our European fiscal 2004 growth and better assess competitive performance and market share gains. We believe it is important to look at revenues in euros as well, which is our operational currency in Europe. In euros, revenues grew 16% in fiscal 2004. This is lower than the 28% growth rate in U.S. dollars because the U.S. dollar was worth fewer euros on average in fiscal 2004 compared to fiscal 2003.

Asia/Pacific revenues were approximately 12% of our consolidated total in fiscal 2004. In U.S. dollars, Asia/Pacific revenues increased 58% to $148.7 million in fiscal 2004 from $94.2 million in the previous year. The increase came primarily the *Roxy* division and, to a lesser extent, the *Quiksilver* and *DC* divisions. For consolidated financial statement reporting, Australian dollar results must be translated into U.S. dollar amounts at average exchange rates, but as with our European division this can distort performance when exchange rates change from year to year. In Australian dollars, revenues grew 38% in fiscal 2004. This is lower than the 58% growth rate in U.S. dollars because the U.S. dollar was worth fewer Australian dollars on average in fiscal 2004 compared to fiscal 2003.

Gross Profit Our consolidated gross profit margin increased 120 basis points to 45.6% in fiscal 2004 from 44.4% in the previous year. The gross profit margin in the Americas increased to 40.8% from 40.1%, our European gross profit margin increased to 50.7% from 49.1%, and our Asia/Pacific gross profit margin increased to 49.2% from 46.9%. The gross margin in all areas is increasing as we generate a higher percentage of sales through company-owned retail stores. We earn higher gross margins on sales in company-owned stores, but these higher gross margins are offset by store operating costs. Additionally, in Europe and Asia/Pacific, the gross profit margin increased due to lower production costs resulting from a stronger euro and Australian dollar versus the U.S. dollar in comparison to the prior year.

Selling, General and Administrative Expense Selling, general and administrative expense increased 34% in fiscal 2004 to $446.2 million from $332.2 million in fiscal 2003. In the Americas, it increased 24% to $187.5 million from $151.7 million, in Europe it increased 40% to $178.2 million from $127.5 million, and in Asia/Pacific it increased 62% to $52.0 million from $32.0 for those same periods. The increase among all three divisions was primarily due to additional company-owned retail stores, the addition of DC effective the beginning of our third fiscal quarter, additional marketing and expenses related to increased sales volume. As a percentage of revenues, selling general and administrative expense increased to 35.2% in fiscal 2004 from 34.0% in fiscal 2003 primarily due to new company-owned retail stores and increased marketing activities.

Non-operating Expenses Interest expense decreased 23% to $6.4 million in fiscal 2004 compared to $8.3 million in fiscal 2003 primarily as a result of decreased debt levels and lower interest rates in Europe and in the Americas.

Foreign currency loss increased to $2.9 million in fiscal 2004 compared to $2.2 million in fiscal 2003. This increase was caused primarily by the increasing effect of the declining value of the U.S. dollar during fiscal 2004 compared to the euro and Australian dollar. These foreign currency losses were substantially offset by higher operating profit in our international divisions resulting from changes in foreign currency exchange rates.

The Company's income tax rate decreased to 33.3% in fiscal 2004 from 35.0% in fiscal 2003. This improvement resulted primarily because a higher percentage of our fiscal 2004 profits were generated in countries with lower tax rates.

Net Income and EBITDA Net income in fiscal 2004 increased 39% to $81.4 million, and earnings per share on a diluted basis increased 32% to $1.36. EBITDA increased 30% in fiscal 2004 to $155.2 million.

Fiscal 2003 Compared to Fiscal 2002

Revenues Total net revenues increased 38% in fiscal 2003 primarily as a result of increased unit sales and new products. Revenues in the Americas increased 18%, and European revenues increased 37%. Primarily because we acquired the business of our Australian and Japanese licensees in the first quarter of fiscal 2003, our royalty income decreased to $2.2 million from $4.8 million. Instead we reported product sales in this geographic region, which totaled $94.2 million in fiscal 2003.

Americas' revenues in our men's category increased 13% to $258.8 million in fiscal 2003 from $229.2 million the year before. Americas' revenues in our women's category increased 25% to $223.1 million from $178.4 million for those same periods. Wintersports hardgoods totaled $10.5 million in fiscal 2003 compared to $10.4 million in the previous year. Men's revenues in the Americas increased generally across all divisions. The women's increase came from both the *Roxy* and *Raisins* divisions. We believe that our product design and marketing efforts resulted in increased consumer demand for our products in the Americas.

European revenues were approximately 40% of our consolidated total in fiscal 2003. In U.S. dollars, revenues in the men's category increased 41% to $293.1 million in fiscal 2003 from $208.3 million in the previous year. Women's revenues increased 25% to $93.1 million from $74.4 million for those same periods. Revenue growth was the largest in France, Spain and the United Kingdom. We believe that our product design and marketing efforts resulted in increased consumer demand for our products in the European market. In euros, revenues grew 15% in fiscal 2003. This is lower than the 37% growth rate in U.S. dollars because the U.S. dollar was worth fewer euros on average in fiscal 2003 compared to fiscal 2002.

Gross Profit Our consolidated gross profit margin increased 380 basis points in fiscal 2003. The gross profit margin in the Americas increased to 40.1% from 36.7%, while our European gross profit margin increased to 49.1% from 45.3%. The Asia/Pacific gross profit margin was 46.9%. The Americas improvement occurred primarily due to an increase in our gross profit margin in the first half of fiscal 2003 because we lowered inventory levels toward the end of fiscal 2002. Consequently, our end-of season clearance business was down compared to the year before, and our gross margins on those sales were up. In the second half, the Americas' gross profit margin was 39.3%. Our European gross profit margin increased in the second half of fiscal 2003 primarily as a result of the weaker U.S. dollar. Because a portion of our European product is purchased with U.S. dollars, product costs in euros decrease as the U.S. dollar decreases in value in comparison to the euro. Additionally, both the Americas' and European gross profit margins improved because we had a higher percentage of our sales through company-owned retail stores.

Selling, General and Administrative Expense Selling, general and administrative expense increased 53% in fiscal 2003. In the Americas, it increased 28% to $151.7 million from $118.2 million, and in Europe it increased 47% to $127.5 million from $86.6 million for those same periods. The Asia/Pacific segment added $32.0 million of these expenses. Higher personnel costs and other costs related to increased sales volume were the primary reasons for these increases. As a percentage of revenues, selling general and administrative expense increased to 34.0% in fiscal 2003 from 30.7% in fiscal 2002. Selling, general and administrative expense increased as a percentage of revenues primarily due to the incremental operating costs of new company-owned retail stores, and to a lesser extent additional marketing expenses.

Non-operating Expenses Interest expense decreased 4% in fiscal 2003. Additional interest on debt incurred to acquire and operate the new Asia/Pacific segment was more than offset by lower interest rates in Europe and in the Americas.

Foreign currency loss increased to $2.2 million in fiscal 2003 compared to $0.7 million in fiscal 2002. The increase was caused primarily by the increasing effect of the declining value of the U.S. dollar during fiscal 2003 compared to the euro and Australian dollar. These foreign currency losses were substantially offset by higher operating profit in our international divisions resulting from changes in foreign currency exchange rates.

The Company's income tax rate decreased to 35.0% in fiscal 2003 from 37.3% in fiscal 2002. This improvement resulted primarily because a higher percentage of our fiscal 2003 profits were generated in countries with lower tax rates.

Net Income and EBITDA Net income in fiscal 2003 increased 56% to $58.5 million, and earnings per share on a diluted basis increased 34% to $1.03. EBITDA increased 44% in fiscal 2003 to $119.5 million.

Financial Position, Capital Resources and Liquidity

We finance our working capital needs and capital investments primarily with operating cash flows and bank revolving lines of credit. Multiple banks in the U.S., Europe and Australia make these lines of credit available. Term loans are used to supplement these lines of credit and are typically used to finance long-term assets.

Cash and cash equivalents totaled $55.2 million at October 31, 2004 versus $27.9 million at October 31, 2003. Working capital amounted to $343.1 million at October 31, 2004, compared to $286.6 million at October 31, 2003, an increase of 20%. We believe that our current cash balances, cash flows and credit facilities are adequate to cover our cash needs for the foreseeable future. Furthermore, we believe that increases in our credit facilities can be obtained if needed to fund future growth.

Operating Cash Flows We generated $130.6 million from operations in fiscal 2004 compared to $36.6 million in fiscal 2003. This $94.0 million increase was primarily caused by an increase in accounts payable, partially offset by an increase in inventories, which together provided $8.9 million of cash in fiscal 2004 compared to using $32.0 million the year before. In addition to this $40.9 million improvement, operating cash flow also increased by $36.5 million due to higher net income adjusted for noncash expenses. Increases in accounts receivable offset by changes in other working capital components also generated $16.6 million of additional cash compared to the year before.

We generated $36.6 million from operations in fiscal 2003 compared to $76.8 million in fiscal 2002. This $40.2 million decrease was primarily caused by the increase in inventories combined with the small decrease in accounts payable, which together used $32.1 million of cash, a $53.2 million increase in cash used compared to $21.1 million of cash provided the year before. This more than offset the $28.2 million increase in cash from higher net income adjusted for noncash expenses. Changes in other working capital components also used $15.2 million of additional cash compared to the year before.

Capital Expenditures We have avoided high levels of capital expenditures for our manufacturing functions by using independent contractors for sewing and other processes such as washing, dyeing and embroidery. We perform the cutting process in-house in the Americas to enhance control and efficiency, and we screenprint a portion of our product in-house in both the Americas and in Europe.

Fiscal 2004 capital expenditures were $52.5 million, which was approximately $19.4 million higher than the $33.1 million we spent in fiscal 2003. In fiscal 2004, we increased our investment in company-owned retail stores and in computer systems. Investments in warehouse equipment and fixtures continued in fiscal 2004 as in the previous years.

New company-owned retail stores are again part of our plans in fiscal 2005. Computer hardware and software will also be added to continuously improve systems. Capital spending for these and other projects in fiscal 2005 is expected to range between $50 million and $55 million, depending on the pace of our retail expansion.

Acquisitions Effective May 1, 2004, we acquired DC. The initial purchase price, excluding transaction costs, included cash of approximately $52.8 million, 1.6 million restricted shares of our common stock valued at $27.3 million and the repayment of approximately $15.3 million in funded indebtedness. Transaction costs totaled $2.9 million. Of the initial purchase price, $63.4 million was paid in fiscal 2004, and $4.7 million will be paid in fiscal 2005 or later based on working capital at the date of acquisition and the resolution of certain other contingencies. Additionally, the sellers are entitled to future payments ranging from zero to $57 million if certain performance targets are achieved during the four years ending October 31, 2007. The amount of goodwill initially recorded for the transaction would increase if such contingent payments were made. Goodwill arises from synergies we believe can be achieved integrating DC's product lines and operations with the Company's, and is not expected to be deductible for income tax purposes. As of October 31, 2004 we have accrued $8.0 million based on achieving certain sales and earnings targets, which is expected to be paid in fiscal 2005, thereby reducing additional future payments to approximately $49.0 million.

Effective December 1, 2003, we acquired the operations of our Swiss distributor, Sunshine Diffusion SA. The initial purchase price was $1.6 million. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $0.7 million at the acquisition date, which is not expected to be deductible for tax purposes. The sellers are entitled to future payments denominated in euros ranging from zero to $1.4 million if certain sales targets are achieved.

Effective December 1, 2002, we acquired our licensees in Australia and Japan to unify our global operating platform and take advantage of available syngergies in product development and sourcing, among other things. In addition to the initial purchase price, the sellers are entitled to payments denominated in Australian dollars that will be paid if certain sales and earnings targets are achieved during the three years ending October 31, 2005. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. As of October 31, 2004, we have paid $4.0 million and accrued $5.2 million based on achieving targets, which is expected to be paid in fiscal 2005, thereby reducing potential future payouts to approximately $13.9 million.

Debt Structure A syndication of U.S. banks finances our business in the Americas and internationally, European banks finance our European business, and Australian and Japanese banks finance our Asia/Pacific business. Our debt structure includes short-term lines of credit and long-term loans as follows:

October 31, (in thousands)	2004
European short-term credit arrangements	$ 3,756
Asia/Pacific short-term lines of credit	7,045
Americas line of credit	105,974
Americas term loan	6,765
European long-term debt	33,714
Asia/Pacific long-term debt	460
Deferred purchase price obligation	26,600
Total debt	$ 184,314

In June 2003, we replaced our syndicated bank facility in the Americas with a new syndicated revolving line of credit. The line of credit expires June 2006 and provides for borrowings up to $200.0 million. The line of credit bears interest based on the bank's reference rate or based on LIBOR for borrowings committed to be outstanding for 30 days or longer. The weighted average interest rate at October 31, 2004 was 3.0%. The line of credit can be accessed by some of our foreign subsidiaries and includes a $75.0 million sublimit for letters of credit and a $35.0 million sublimit for borrowings in certain foreign currencies. The line of credit agreement contains restrictive covenants, the most significant of which relates to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and our U.S. assets, other than trademarks and other intellectual property, generally have been pledged as collateral. We are currently in compliance with such covenants.

In Europe, we have arrangements with several banks that provide approximately $85.0 million for cash borrowings and approximately $74.0 million for letters of credit. These lines of credit expire in October 2005, and we believe that the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2004 was $3.8 million at an average interest rate of 2.7%.

In Asia/Pacific, we have revolving lines of credit with banks that provide up to approximately $19.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks in January 2005 and September 2005, and we believe the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2004 was $7.0 million at an average interest rate of 1.4%.

These line of credit commitments and agreements in the Americas, Europe and Asia/Pacific allow for total maximum cash borrowings and letters of credit of $378.0 million. Commitments totaling $178.0 million expire in fiscal 2005, while $200.0 million expire in fiscal 2006. We had $116.8 million of borrowings drawn on these lines of credit as of October 31, 2004, and letters of credit issued at that time totaled $68.6 million.

We also have a term loan with a single bank in the Americas that amounted to $6.8 million on October 31, 2004 and is repayable in installments of $0.1 million per month with a final balloon payment due in October 2007. We anticipate that these monthly payments and final balloon payment will be paid from cash and borrowings on our Americas' line of credit. This term loan was established in April 2000 and is secured by the leasehold improvements at our headquarters in Huntington Beach, California. The interest rate structure and restrictive covenants are substantially the same as those under the line of credit. However, we entered into an interest rate swap agreement, which was valued at a loss of $0.4 million at October 31, 2004, to fix the interest rate at 8.4% per year. This swap agreement is effective through April 2007 and is an effective hedge of the related interest rate exposure.

In Europe, we also have $33.7 million of long-term debt with several banks, most of which is collateralized by fixed assets. This debt bears interest at rates ranging generally from 2.6% to 5.9%. Principal and interest payments are required either monthly, quarterly or annually, and the loans are due at various dates through 2011.

Our financing activities provided $20.4 million and $48.0 million of cash in fiscal 2004 and 2003 respectively, as debt was increased to fund the capital expenditures and business acquisitions discussed above. In fiscal 2002 debt was reduced, and our financing activities used $35.7 million.

Contractual Obligations and Commitments We lease certain land and buildings under non-cancelable operating leases. The leases expire at various dates through 2014, excluding extensions at our option, and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. We also have long-term debt and obligations related to business acquisitions. The former owners of DC are entitled to future payments up to $57.0 million if certain performance targets are achieved through October 31, 2007. In fiscal 2005, $8.0 million is expected to be paid based on the achievement of certain sales and earnings targets and is reflected in our balance sheet at October 31, 2004 as a component of accrued liabilities. Additional payments to the sellers, up to an additional $23.1 million, could be required for our acquisition of Asia/Pacific if certain sales and earnings targets are achieved. In fiscal 2004, $4.0 million was paid and $5.2 million is included in our balance sheet as a component of accrued liabilities and is expected to be paid in fiscal 2005. Our deferred purchase price obligation of $26.6 million related to our acquisition of Quiksilver International could increase based on the computed earnings of Quiksilver International through June 2005. Our significant contractual obligations and commitments as of October 31, 2004, excluding any additional payments that may be due if these acquired businesses achieve certain performance targets in the future, are summarized in the following table:

Payments Due by Period (in thousands)	One Year	Two to Three Years	Four to Five Years	After Five Years	Total
Operating lease obligations	$ 33,666	$ 61,794	$ 47,111	$ 79,256	$221,827
Long-term debt obligations [1]	10,304	154,233	8,131	845	173,513
Professional athlete sponsorships [2]	9,051	8,258	2,097	–	19,406
Certain purchase obligations [3]	68,606	–	–	–	68,606
	$121,627	$224,285	$ 57,339	$ 80,101	$483,352

(1) Excludes interest. See Note 7 of Notes to Consolidated Financial Statements for interest terms.

(2) We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as surfing, skateboarding, snowboarding, windsurfing and golf. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the amounts the Company is required to pay under these agreements as they are subject to many variables. The amounts listed are the approximate amounts of minimum obligations required to be paid under these

contracts. The estimated maximum amount that could be paid under existing contracts is approximately $32.9 million and would assume that all bonuses, victories, etc. are achieved during a five-year period. The actual amounts paid under these agreements may be higher or lower than the amounts listed as a result of the variable nature of these obligations.

(3) Amounts represent contractual letters of credit with maturity dates of less than one year. In addition, the Company also enters into unconditional purchase obligations with various vendors and suppliers of goods and services in the normal course of operations through purchase orders or other documentation or that are undocumented except for an invoice. Such unconditional purchase obligations are generally outstanding for periods less than a year and are settled by cash payments upon delivery of goods and services and are not reflected in this line item.

Trade Accounts Receivable and Inventories Our trade accounts receivable were $281.3 million at October 31, 2004 versus $224.4 million the previous year, an increase of 25%. Of those totals, receivables in the Americas increased 54% to $125.8 million compared to $81.9 million, European receivables increased 10% to $120.7 million from $109.9 million and Asia/Pacific receivables increased 7% to $34.8 million from $32.6 million. The Americas accounts receivable increase is primarily due to the newly acquired *DC* division. Accounts receivable for *DC's* sales to foreign distributors are reflected in the Americas. European and Asia/Pacific accounts receivable both decreased less than 1% when measured in euros and Australian dollars, respectively. Accounts receivable grew more slowly than revenues in Europe and Asia/Pacific primarily because of improved collections. Included in accounts receivable are approximately $18.9 million of Value Added Tax and Goods and Services Tax related to foreign accounts receivable. Such taxes are not reported as net revenues and as such, must be accounted for to accurately compute days sales outstanding. Our overall average days sales outstanding decreased approximately one day at the end of fiscal 2004 compared to the end of fiscal 2003.

Consolidated inventories increased 23% to $179.6 million at October 31, 2004 from $146.4 million the year before. Inventories in the Americas increased 21% to $104.6 million from $86.4 million, European inventories increased 23% to $53.7 million from $43.8 million, and Asia/Pacific inventories increased 31% to $21.3 million from $16.2 million. Inventories in the Americas increased primarily due to the newly acquired *DC* division. Inventories in Europe increased by approximately $4.0 million as a result of the stronger euro in relation to the U.S. dollar. The remaining increase in European inventories is primarily a result of increased inventory at new retail locations. Asia/Pacific inventories increased by approximately $1.0 million as a result of the stronger Australian dollar in relation to the U.S. dollar and also to support growth in our Asia/Pacific wholesale business. Consolidated average inventory turnover was approximately 4.6 at October 31, 2004 compared to approximately 4.0 at October 31, 2003.

Inflation Inflation has been modest during the years covered by this report. Accordingly, inflation has had an insignificant impact on our sales and profits.

New Accounting Pronouncements In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities" and issued FIN 46 (R) in December 2003, which amended FIN 46. FIN 46 requires certain variable interest entities to be consolidated in certain circumstances by the primary beneficiary even if it lacks a controlling financial interest. The adoption of FIN 46 and FIN 46 (R) did not have a material impact our operational results or financial position since we do not have any variable interest entities.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liability and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We adopted the standard on July 1, 2003. However, SFAS No. 150 did not have any impact on our consolidated financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104 clarifies existing guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with Emerging Issues Task Force ("EITF") No. 00-21,"Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have an impact on our revenue recognition policies, nor our financial position or results of operations.

In March 2004, the Emerging Issues Task Force ("EITF") ratified EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. We do not expect the adoption of EITF 03-1 to have a material impact on our financial position or results of operations because we do not hold any applicable investments.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (R) "Share-Based Payment". SFAS No. 123 (R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments. The standard is effective for us beginning the fourth quarter of fiscal 2005. The impact on our net income will include the remaining amortization of the fair value of existing options currently disclosed as pro-forma expense in Note 1 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binomial lattice model for valuing options. The adoption of this standard will have no impact on our cash flows.

Joint Venture Arrangement

In 2003, we formed a joint venture with Glorious Sun Enterprises, Ltd. to pursue opportunities to develop our Quiksilver business in China. The joint venture is 50% owned by us and 50% owned by Glorious Sun. Neither partner can independently control the joint venture, and accordingly, the results of its operations are not consolidated in our financial statements. Rather, our pro-rata share of the operating profits or losses are reported in our income statements as a component of operating income, and our net investment is included in other assets. Our investment in the joint venture has not been material to date, but additional capital contributions are anticipated as the joint venture ramps up its business and annual business plans are approved by us and Glorious Sun. In 2004, we opened four Boardriders Club stores, one in mainland China and three in Hong Kong. We also have an additional six shops, located within larger department stores.

Management's Discussion and Analysis

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue Recognition Revenues are recognized when the risk of ownership and title passes to our customers. Generally, we extend credit to our customers and do not require collateral. Our payment terms range from net-30 to net-90, depending on the country or whether we sell directly to retailers in the country or to a distributor. None of our sales agreements with any of our customers provide for any rights of return. However, we do approve returns on a case-by-case basis at our sole discretion to protect our brands and our image. We provide allowances for estimated returns when revenues are recorded, and related losses have historically been within our expectations. If returns are higher than our estimates, our earnings would be adversely affected.

Accounts Receivable It is not uncommon for some of our customers to have financial difficulties from time to time. This is normal given the wide variety of our account base, which includes small surf shops, medium-sized retail chains, and some large department store chains. Throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer's current creditworthiness. We continuously monitor our collections and maintain a reserve for estimated credit losses based on our historical experience and any specific customer collection issues that have been identified. Historically, our losses have been consistent with our estimates, but there can be no assurance that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our customers could have an adverse impact on our profits.

Inventories We value inventories at the cost to purchase and/or manufacture the product or the current estimated market value of the inventory, whichever is lower. We regularly review our inventory quantities on hand, and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly. The demand for our products could be negatively affected by many factors, including the following:

- weakening economic conditions,
- terrorist acts or threats,
- unanticipated changes in consumer preferences,
- reduced customer confidence in the retail market, and
- unseasonable weather.

Some of these factors could also interrupt the production and/or importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and/or market value could be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

Long-Lived Assets We acquire tangible and intangible assets in the normal course of our business. We evaluate the recoverability of the carrying amount of these long-lived assets (including fixed assets, trademarks licenses and other amortizable intangibles) whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Impairments, if any, would be recognized in operating earnings. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.

Goodwill We evaluate the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is computed based on estimated future cash flows discounted at a rate that approximates our cost of capital. Such estimates are subject to change, and we may be required to recognize impairment losses in the future.

Income Taxes Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences of temporary differences in the financial reporting and tax bases of assets and liabilities. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of our deferred tax assets. If we determine that it is more likely than not that these assets will not be realized, we would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on our judgment. If we subsequently determined that the deferred tax assets, which had been written down would, in our judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

Foreign Currency Translation A significant portion of our revenues are generated in Europe, where we operate with the euro as our functional currency, and a smaller portion of our revenues are generated in Asia/Pacific, where we operate with the Australian dollar and Japanese Yen as our functional currencies. Our European revenues in the United Kingdom are denominated in British pounds, and some European and Asia/Pacific product is sourced in U.S. dollars, both of which result in exposure to gains and losses that could occur from fluctuations in foreign exchange rates. We also have other foreign currency obligations related to our acquisition of Quiksilver International and Asia/Pacific. Our assets and liabilities that are denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses from translation of foreign subsidiary financial statements are included in accumulated other comprehensive income or loss.

As part of our overall strategy to manage our level of exposure to the risk of fluctuations in foreign currency exchange rates, we enter into various foreign exchange contracts generally in the form of forward contracts. For all contracts that qualify as cash flow hedges, we record the changes in the fair value of the derivatives in other comprehensive income. We also use other derivatives that do not qualify for hedge accounting to mitigate our exposure to currency risks. These derivatives are marked to fair value with corresponding gains or losses recorded in earnings.

Management's Discussion and Analysis

Forward-Looking Statements

Certain words in this report like "believes", "anticipates", "expects", "estimates" and similar expressions are intended to identify, in certain cases, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the predicted results. Such factors include, among others, the following:

- general economic and business conditions,
- the acceptance in the marketplace of new products,
- the availability of outside contractors at prices favorable to us,
- the ability to source raw materials at prices favorable to us,
- currency fluctuations,
- changes in business strategy or development plans,
- availability of qualified personnel,
- changes in political, social and economic conditions and local regulations, particularly in Europe and Asia and
- other factors outlined in our previously filed public documents, copies of which may be obtained without cost from us.

Given these uncertainties, investors are cautioned not to place too much weight on such statements. We are not obligated to update these forward-looking statements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks. Two of these risks are foreign currency fluctuations and changes in interest rates that affect interest expense. (See also Note 16 of our financial statements.)

Foreign Currency and Derivatives We are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of our international subsidiaries that are denominated in currencies other than their functional currencies. We are also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to our variable rate debt. Furthermore, we are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our international subsidiaries. We use various foreign currency exchange contracts and intercompany loans as part of our overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates. In addition, we use interest rate swaps to manage our exposure to the risk of fluctuations in interest rates.

Derivatives that do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. A loss of $2.7 million was recognized related to these types of contracts during fiscal 2004. For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. As of October 31, 2004, we were hedging forecasted transactions expected to occur in the following seventeen months. Assuming exchange rates at October 31, 2004 remain constant, $5.2 million of losses, net of tax, related to hedges of these transactions are expected to be reclassified into earnings over the next seventeen months. Also included in accumulated other comprehensive income at October 31, 2004 is a $2.1 million loss, net of tax, related to cash flow hedges of our long-term debt, which is denominated in Australian dollars and matures through fiscal 2005, and the fair value of interest rate swaps, totaling a loss of $0.3 million, net of tax, which is related to our U.S. dollar denominated long-term debt and matures through fiscal 2007.

On the date we enter into a derivative contract, we designate certain of the derivatives as a hedge of the identified exposure. We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. We identify in this documentation the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicate how the hedging instrument is expected to hedge the risks related to the hedged item. We formally measure effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis in accordance with our risk management policy. We will discontinue hedge accounting prospectively:

- if we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item,
- when the derivative expires or is sold, terminated or exercised,
- if it becomes probable that the forecasted transaction being hedged by the derivative will not occur,
- because a hedged firm commitment no longer meets the definition of a firm commitment, or
- if we determine that designation of the derivative as a hedge instrument is no longer appropriate.

We enter into forward exchange and other derivative contracts with major banks and are exposed to credit losses in the event of nonperformance by these banks. We anticipate, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, we do not obtain collateral or other security to support the contracts.

Translation of Results of International Subsidiaries As discussed above, we are exposed to financial statement gains and losses as a result of translating the operating results and financial position of our international subsidiaries. We translate the local currency statements of income of our foreign subsidiaries into U.S. dollars using the average exchange rate during the reporting period. Changes in foreign exchange rates affect our reported profits and distort comparisons from year to year. We use various foreign currency exchange contracts and intercompany loans to hedge the profit and loss effects of such exposure, but accounting rules do not allow us to hedge the actual translation of sales and expenses.

By way of example, when the U.S. dollar strengthens compared to the euro, there is a negative effect on our reported results for Quiksilver Europe. It takes more profits in euros to generate the same amount of profits in stronger U.S. dollars. The opposite is also true. That is, when the U.S. dollar weakens there is a positive effect.

In fiscal 2004, the U.S. dollar weakened compared to the euro and the Australian dollar. As a result, our European revenues increased 16% in euros compared to an increase of 28% in U.S. dollars. Asia/Pacific revenues increased 38% in Australian dollars compared to an increase of 58% in U.S. dollars.

Interest Rates Most of our lines of credit and long-term debt bear interest based on LIBOR. Interest rates, therefore, can move up or down depending on market conditions. As discussed above, we have entered into interest rate swap agreements to hedge a portion of our exposure to such fluctuations. The approximate amount of our remaining variable rate debt was $127.7 million at October 31, 2004, and the average interest rate at that time was 2.9%. If interest rates were to increase by 10%, our net income would be reduced by approximately $0.2 million based on these fiscal 2004 levels.

Consolidated Balance Sheets

October 31, (in thousands, except share amounts)	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 55,197	$ 27,866
Trade accounts receivable, net – Note 3	281,263	224,418
Other receivables	16,165	7,617
Inventories – Note 4	179,605	146,440
Deferred income taxes – Note 13	22,299	17,472
Prepaid expenses and other current assets	12,267	9,732
Total current assets	566,796	433,545
Fixed assets, net – Note 5	122,787	99,299
Intangible assets, net – Notes 2 and 6	121,116	65,577
Goodwill – Notes 2, 6 and 15	169,785	98,833
Deferred income taxes – Note 13	–	1,984
Other assets	10,506	8,732
Total assets	$ 990,990	$ 707,970
Liabilities and Stockholders' Equity		
Current liabilities:		
Lines of credit – Note 7	$ 10,801	$ 20,951
Accounts payable	105,054	64,537
Accrued liabilities – Note 8	79,095	41,759
Current portion of long-term debt – Note 7	10,304	8,877
Income taxes payable – Note 13	18,442	10,796
Total current liabilities	223,696	146,920
Long-term debt – Note 7	163,209	114,542
Deferred income taxes – Note 13	15,841	–
Total liabilities	402,746	261,462
Commitments and contingencies – Note 9		
Stockholders' equity – Note 10:		
Preferred stock, $.01 par value, authorized shares – 5,000,000; issued and outstanding shares – none	–	–
Common stock, $.01 par value, authorized shares – 85,000,000; issued shares – 60,169,523 (2004) and 57,020,517 (2003)	602	570
Additional paid-in capital	200,719	155,310
Treasury stock, 1,442,600 shares	(6,778)	(6,778)
Retained earnings	358,923	277,554
Accumulated other comprehensive income – Note 11	34,778	19,852
Total stockholders' equity	588,244	446,508
Total liabilities and stockholders' equity	$ 990,990	$ 707,970

See notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended October 31, (in thousands, except per share amounts)	2004	2003	2002
Revenues, net	$1,266,939	$975,005	$705,484
Cost of goods sold	688,780	541,753	419,155
Gross profit	578,159	433,252	286,329
Selling, general and administrative expense	446,221	332,187	216,625
Operating income	131,938	101,065	69,704
Interest expense	6,390	8,267	8,640
Foreign currency loss	2,861	2,243	729
Other expense	695	488	349
Income before provision for income taxes	121,992	90,067	59,986
Provision for income taxes – Note 13	40,623	31,551	22,395
Net income	$ 81,369	$ 58,516	$ 37,591
Net income per share – Note 1	$ 1.42	$ 1.08	$ 0.80
Net income per share, assuming dilution – Note 1	$ 1.36	$ 1.03	$ 0.77
Weighted average common shares outstanding – Note 1	57,194	54,224	46,918
Weighted average common shares outstanding, assuming dilution – Note 1	59,644	56,635	48,944

Consolidated Statements of Comprehensive Income

Years Ended October 31, (in thousands)	2004	2003	2002
Net income	$ 81,369	$ 58,516	$ 37,591
Other comprehensive income (loss):			
Foreign currency translation adjustment	18,554	26,799	6,896
Net loss on derivative instruments, net of tax of $1,792 (2004) $200 (2003) and $1,274 (2002)	(3,628)	(544)	(2,279)
Comprehensive income	$ 96,295	$ 84,771	$ 42,208

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, November 1, 2001	47,780,566	$ 478	$ 52,467	$ (6,778)	$181,447	$ (11,020)	$216,594
Exercise of stock options	918,692	9	4,139	–	–	–	4,148
Tax benefit from exercise of stock options	–	–	2,543	–	–	–	2,543
Employee stock purchase plan	64,852	1	471	–	–	–	472
Beach Street acquisition	596,184	6	6,902	–	–	–	6,908
Net income and other comprehensive income	–	–	–	–	37,591	4,617	42,208
Balance, October 31, 2002	49,360,294	494	66,522	(6,778)	219,038	(6,403)	272,873
Exercise of stock options	1,983,701	19	10,742	–	–	–	10,761
Tax benefit from exercise of stock options	–	–	6,284	–	–	–	6,284
Employee stock purchase plan	50,666	1	567	–	–	–	568
Asia/Pacific Acquisition	5,625,856	56	71,195	–	–	–	71,251
Net income and other comprehensive income	–	–	–	–	58,516	26,255	84,771
Balance, October 31, 2003	57,020,517	570	155,310	(6,778)	277,554	19,852	446,508
Exercise of stock options	1,498,720	15	8,745	–	–	–	8,760
Tax benefit from exercise of stock options	–	–	8,411	–	–	–	8,411
Employee stock purchase plan	65,711	1	957	–	–	–	958
DC Acquisition	1,584,575	16	27,296	–	–	–	27,312
Net income and other comprehensive income	–	–	–	–	81,369	14,926	96,295
Balance, October 31, 2004	60,169,523	$ 602	$200,719	$ (6,778)	$358,923	$ 34,778	$588,244

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended October 31, (in thousands)	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 81,369	$ 58,516	$ 37,591
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	26,847	21,185	14,349
Provision for doubtful accounts	6,123	5,755	5,771
Loss on disposal of fixed assets	1,761	183	27
Foreign currency (gain) loss	(159)	23	75
Interest accretion	1,368	902	1,713
Deferred income taxes	2,811	(2,924)	(4,038)
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade accounts receivable	(33,851)	(19,399)	(13,663)
Other receivables	(1,022)	(564)	922
Inventories	(13,140)	(30,673)	16,444
Prepaid expenses and other current assets	1,124	(2,848)	(2,811)
Other assets	265	(3,115)	437
Accounts payable	22,013	(1,394)	4,661
Accrued liabilities	21,953	912	9,291
Income taxes payable	13,133	10,032	6,061
Net cash provided by operating activities	130,595	36,591	76,830
Cash flows from investing activities:			
Capital expenditures	(52,457)	(33,071)	(22,216)
Business acquisitions, net of acquired cash – Note 2	(70,619)	(31,195)	(20,676)
Net cash used in investing activities	(123,076)	(64,266)	(42,892)
Cash flows from financing activities:			
Borrowings on lines of credit	83,482	99,110	4,585
Payments on lines of credit	(63,945)	(56,807)	(39,584)
Borrowings on long-term debt	5,592	16,126	6,000
Payments on long-term debt	(14,478)	(21,710)	(11,309)
Stock option exercises and employee stock purchases	9,718	11,330	4,620
Net cash provided by (used in) financing activities	20,369	48,049	(35,688)
Effect of exchange rate changes on cash	(557)	4,895	(655)
Net increase (decrease) in cash and cash equivalents	27,331	25,269	(2,405)
Cash and cash equivalents, beginning of year	27,866	2,597	5,002
Cash and cash equivalents, end of year	$ 55,197	$ 27,866	$ 2,597
Supplementary cash flow information:			
Cash paid during the year for:			
Interest	$ 5,009	$ 5,893	$ 6,297
Income taxes	$ 22,046	$ 21,348	$ 18,914
Non-cash investing and financing activities:			
Deferred purchase price obligation – Note 2	$ 6,460	$ 4,535	$ 5,310
Common stock issued for business acquisitions – Note 2	$ 27,312	$ 71,251	$ 6,908

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended October 31, 2004, 2003 and 2002

Note 1. Significant Accounting Policies

Company Business The Company designs, produces and distributes clothing, accessories and related products for young-minded people and develops brands that represent a casual lifestyle – driven from a boardriding heritage. The Company's primary focus is apparel for young men and young women under the *Quiksilver, Roxy, Raisins, Radio Fiji, DC Shoes* and *Gotcha* (Europe) labels. The Company also manufactures apparel for boys (*Quiksilver Boys* and *Hawk Clothing*), girls (*Roxy Girl, Teenie Wahine* and *Raisins Girls*), men (*Quiksilveredition* and *Fidra*) and women (*Leilani* swimwear), as well as snowboards, snowboard boots and bindings under the *Lib Technologies, Gnu, Roxy, DC Shoes* and *Bent Metal* labels. Distribution is primarily in the United States, Europe and Australia and is primarily based in surf shops, skate shops and other specialty stores that provide an outstanding retail experience for the customer. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

The Company competes in markets that are highly competitive. The Company's ability to evaluate and respond to changing consumer demands and tastes is critical to its success. The Company believes that consumer acceptance depends on product, image, design, fit and quality. Consequently, the Company has developed an experienced team of designers, artists, merchandisers, pattern makers, and cutting and sewing contractors that it believes has helped it remain in the forefront of design in the areas in which it competes. The Company believes, however, that its continued success will depend on its ability to promote its image and to design products acceptable to the marketplace.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Quiksilver, Inc. and subsidiaries, including Na Pali, SAS and subsidiaries ("Quiksilver Europe") and Quiksilver Australia Pty Ltd. and subsidiaries ("Quiksilver Asia/Pacific" and "Quiksilver International"). Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents Certificates of deposit and highly liquid short-term investments purchased with original maturities of three months or less are considered cash equivalents. Carrying values approximate fair value.

Inventories Inventories are valued at the lower of cost (first-in, first-out) or market. Management regularly reviews the inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value.

Fixed Assets Furniture, computer equipment, other equipment and buildings are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from two to ten years. Leasehold improvements are recorded at cost and amortized over their estimated useful lives or related lease term, whichever is shorter. Land use rights for certain leased retail locations are accounted for in the same manner as land and are reviewed periodically for impairment.

Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, management assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The Company determined that no impairment loss was necessary as of October 31, 2004.

Goodwill and Intangible Assets The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are tested for impairment annually and also in the event of an impairment indicator. The Company completed the required transitional impairment test in the fiscal year ended October 31, 2002 and the subsequent annual tests and determined that no impairment loss was necessary. Any subsequent impairment losses will be reflected in operating income. Under SFAS No. 142, the Company does not amortize goodwill or certain trademarks that are determined to have an indefinite life.

Other Assets Other assets includes a note receivable from an executive officer totaling $0.8 million at October 31, 2003 related to an international relocation that bore interest at a market rate and was secured by a second trust deed on the executive's residence. This note was repaid during fiscal 2004.

Revenue Recognition Revenues are recognized upon the transfer of title and risk of ownership to customers. Allowances for estimated returns and doubtful accounts are provided when revenues are recorded. Returns and allowances are reported as reductions in revenues, whereas allowances for bad debts are reported as a component of selling, general and administrative expense. Revenues in the Consolidated Statements of Income includes the following:

Years Ended October 31, (in thousands)	2004	2003	2002
Product shipments, net	$1,264,457	$972,855	$700,692
Royalty income	2,482	2,150	4,792
	$1,266,939	$975,005	$705,484

Promotion and Advertising The Company's promotion and advertising efforts include athlete sponsorships, world-class boardriding contests, magazine advertisements, retail signage, television programs, cobranded products, surf camps, skate parks tours and other events. For the fiscal years ended October 31, 2004, 2003 and 2002, these expenses totaled $66.5 million, $40.3 million and $35.5 million, respectively. Advertising costs are expensed when incurred.

Stock-Based Compensation The Company applies Accounting Principles Board Opinion 25 and related interpretations in accounting for its stock option plans. No stock-based employee compensation expense is reflected in net income, as all options granted under our stock option plans have exercise prices equal to the market value of the underlying common stock on the grant dates. The following table contains the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

Notes to Consolidated Financial Statements

Years Ended October 31, (in thousands, except per share amounts)	2004	2003	2002
Actual net income	$ 81,369	$ 58,516	$ 37,591
Less stock-based employee compensation expense determined under the fair value based method, net of tax	9,188	5,656	3,686
Pro forma net income	$ 72,181	$ 52,860	$ 33,905
Actual net income per share	$ 1.42	$ 1.08	$ 0.80
Pro forma net income per share	$ 1.26	$ 0.97	$ 0.72
Actual net income per share, assuming dilution	$ 1.36	$ 1.03	$ 0.77
Pro forma net income per share, assuming dilution	$ 1.22	$ 0.94	$ 0.70

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended October 31, 2004, 2003 and 2002 assuming risk-free interest rates of 4.0%, 4.3% and 3.9%, respectively, volatility of 56.1%, 59.3% and 63.4%, respectively, zero dividend yield, and expected lives of 5.4, 4.8 and 4.9 years, respectively. The weighted average fair value of options granted was $10.01, $9.78 and $5.40 for the years ended October 31, 2004, 2003, and 2002, respectively.

Income Taxes The Company accounts for income taxes using the asset and liability approach as promulgated by SFAS No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company's management, it is more likely than not that such assets will not be realized.

Net Income Per Share The Company reports basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method. For the years ended October 31, 2004, 2003 and 2002, the weighted average common shares outstanding, assuming dilution, includes 2,450,000, 2,411,000 and 2,026,000, respectively, of dilutive stock options.

Stock Split During fiscal 2003, the Company's Board of Directors approved a two-for-one stock split that was effected May 9, 2003. All share and per share information has been restated to reflect the stock split.

Foreign Currency and Derivatives The Company's primary functional currency is the U.S. dollar, while Quiksilver Europe functions in euros and British Pounds, and Quiksilver Asia/Pacific functions in Australian dollars and Japanese Yen. Assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period.

Derivative financial instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the use and type of the derivative. The Company's derivative financial instruments principally consist of foreign currency exchange contracts and interest rate swaps, which the Company uses to manage its exposure to the risk of foreign currency exchange rates and variable interest rates. The Company's objectives are to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange and interest rates. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Comprehensive Income Comprehensive income includes all changes in stockholders' equity except those resulting from investments by, and distributions to, stockholders. Accordingly, the Company's Consolidated Statements of Comprehensive Income include net income and foreign currency adjustments that arise from the translation of the financial statements of Quiksilver Europe and Quiksilver Asia/Pacific into U.S. dollars and fair value gains and losses on certain derivative instruments.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying value of the Company's trade accounts receivable and accounts payable approximates their fair value due to their short-term nature. The carrying value of the Company's lines of credit and long-term debt approximates its fair value as these borrowings consist primarily of a series of short-term notes at floating interest rates.

Reclassifications Certain reclassifications were made to conform to current year presentation.

New Accounting Pronouncements In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, "Consolidation of Variable Interest Entities" and issued FIN 46 (R) in December 2003, which amended FIN 46. FIN 46 requires certain variable interest entities to be consolidated in certain circumstances by the primary beneficiary even if it lacks a controlling financial interest. The adoption of FIN 46 and FIN 46 (R) did not have a material impact on the Company's operational results or financial position since it does not have any variable interest entities.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments With Characteristics of Both Liability and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on July 1, 2003, and it did not have any significant impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104 clarifies existing guidance regarding revenues for contracts that contain multiple deliverables to make it consistent with Emerging Issues Task Force ("EITF") No. 00-21,"Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have a material impact on the Company's revenue recognition policies, nor its financial position or results of operations.

In March 2004, the Emerging Issues Task Force ("EITF") ratified EITF Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 151 to have a significant impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (R) "Share-Based Payment". SFAS No. 123 (R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments. The standard is effective for the Company beginning the fourth quarter of fiscal 2005. The impact on the Company's net income will include the remaining amortization of the fair value of existing options currently disclosed as pro-forma expense in Note 1 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company's cash flows.

Note 2. Business Acquisitions

Effective May 1, 2004, the Company acquired DC Shoes, Inc. ("DC"), a premier designer, producer and distributor of action sports inspired footwear, apparel and related accessories in the U.S. and internationally. The operations of DC have been included in the Company's results since May 1, 2004. The initial purchase price, excluding transaction costs, includes cash of approximately $52.8 million, 1.6 million restricted shares of the Company's common stock valued at $27.3 million and the repayment of approximately $15.3 million in funded indebtedness. Transaction costs totaled $2.9 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. Of the initial purchase price, $63.4 million was paid in fiscal 2004, and $4.7 million will be paid in fiscal 2005 or later based on the resolution of certain other contingencies. The sellers are entitled to future payments ranging from zero to $57.0 million if certain performance targets are achieved during the four years ending October 31, 2007. The amount of goodwill initially recorded for the transaction would increase if such contingent payments were made. As of October 31, 2004, $8.0 million was accrued based on achieving certain sales and earnings targets, reducing potential future obligations to approximately $49.0 million. Goodwill arises from synergies the Company believes can be achieved integrating DC's product lines and operations with the Company's, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of non-compete agreements, customer relationships and patents with estimated useful lives ranging from four to eighteen years.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition in accordance with the purchase method of accounting:

May 1, (in thousands)	2004
Current assets	$ 37,528
Fixed assets	1,818
Deferred income taxes	2,359
Amortizing intangible assets	5,633
Trademarks	36,000
Goodwill	54,081
Total assets acquired	137,419
Other liabilities	20,808
Deferred income taxes	18,292
Net assets acquired	$ 98,319

Effective December 1, 2003, the Company acquired the operations of its Swiss distributor, Sunshine Diffusion SA. The initial purchase price was $1.6 million. The acquisition has been recorded using the purchase method of accounting and resulted in goodwill of $0.7 million at the acquisition date, which is not expected to be deductible for tax purposes. The sellers are entitled to future payments denominated in euros ranging from zero to $1.4 million if certain sales targets are achieved.

The results of operations for each of the acquisitions are included in the Consolidated Statements of Income from their respective acquisition dates. Assuming these fiscal 2004 acquisitions had occurred as of November 1, 2002, consolidated net sales would have been $1,314.8 million and $1,086.6 million for the years ended October 31, 2004 and 2003, respectively. Net income would have been $78.8 million and $62.8 million, respectively, for those same periods, and diluted earnings per share would have been $1.30 and $1.07, respectively.

Effective December 1, 2002, the Company acquired its licensees in Australia and Japan to unify its global operating platform and take advantage of available syngergies in product development and sourcing, among other things. This group of companies is referred to herein as "Quiksilver Asia/Pacific" and comprises two Australian operating companies, Ug Manufacturing Co. Pty Ltd. and QSJ Holdings Pty Ltd., one Japanese operating company, Quiksilver Japan KK, and the holding company, Quiksilver Australia Pty Ltd. Ug Manufacturing Co. Pty Ltd. was still owned by the founders of the Quiksilver brand and was the original Quiksilver operating company that has been producing Quiksilver products in Australia and surrounding countries and territories for over 30 years. Along with a Japanese partner, the founders also started Quiksilver Japan KK, which has been the Quiksilver licensee in Japan for approximately 20 years. The operations of Quiksilver Asia/Pacific have been included in the Company's results since December 1, 2002.

The initial purchase price, excluding transaction costs, included cash of $25.3 million and 5.6 million shares of the Company's common stock valued at $71.3 million. Transaction costs totaled $2.5 million. The valuation of the common stock issued in connection with the acquisition was based on the quoted market price for 5 days before and after the announcement date. The initial purchase price was subject to adjustment based on the closing balance sheet, which was finalized in the third quarter of fiscal 2003. The sellers are entitled to future payments denominated in Australian dollars ranging from up to $23.1 million if certain sales and earnings targets are achieved during the three years ending October 31, 2005. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. As of October 31, 2004 we have paid or accrued $9.2 million based on achieving certain sales and earnings targets.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition in accordance with the purchase method of accounting.

December 1, (in thousands)	2002
Current assets	$ 55,889
Long-term assets	6,325
License agreements	10,100
Goodwill	65,713
Total assets acquired	138,027
Current liabilities	38,890
Net assets acquired	$ 99,137

License agreements are being amortized over their remaining lives through June 2012. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

Effective November 1, 2002, the Company acquired the operations of its European licensee for eyewear and wetsuits, Omareef Europe, S.A. The initial purchase price was $5.2 million, which included a cash payment of $4.9 million and assumed debt of $0.3 million. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of $3.5 million at the acquisition date, which is not expected to be deductible for tax purposes.

Effective February 1, 2003, the Company acquired its United States eyewear licensee, Q.S. Optics, Inc. The initial purchase price was $2.9 million, which included a cash payment of $2.4 million and assumed debt of $0.5 million. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of $2.1 million at the acquisition date. Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

Effective September 15, 2002, the Company acquired Beach Street, Inc. ("Beach Street"), a company that operated 26 Quiksilver outlet stores. The results of Beach Street's operations have been included in the consolidated financial statements since that date. As consideration for the acquisition, the Company issued 596,184 shares of common stock valued at $6.9 million. The acquisition was recorded using the purchase method of accounting. As a result of the acquisition, the Company recorded goodwill of $8.1 million, which is not expected to be deductible for tax purposes.

Note 3. Allowance for Doubtful Accounts

The allowance for doubtful accounts, which includes bad debts and returns and allowances, consists of the following:

Years Ended October 31, (in thousands)	2004	2003	2002
Balance, beginning of year	$ 8,700	$ 6,667	$ 6,280
Provision for doubtful accounts	6,123	5,755	5,771
Deductions	(3,456)	(3,722)	(5,384)
Balance, end of year	$ 11,367	$ 8,700	$ 6,667

The provision for doubtful accounts represents charges to selling, general and administrative expense for estimated bad debts, whereas the provision for returns and allowance is reported as a reduction of revenues.

Note 4. Inventories

Inventories consist of the following:

October 31, (in thousands)	2004	2003
Raw materials	$ 14,133	$ 10,708
Work in process	7,698	8,426
Finished goods	157,774	127,306
	$ 179,605	$ 146,440

Note 5. Fixed Assets

Fixed assets consist of the following:

October 31, (in thousands)	2004	2003
Furniture and other equipment	$ 88,302	$ 68,537
Computer equipment	43,864	32,097
Leasehold improvements	57,715	50,586
Land use rights	21,620	15,643
Land and buildings	2,383	2,207
	213,884	169,070
Accumulated depreciation and amortization	(91,097)	(69,771)
	$ 122,787	$ 99,299

Note 6. Intangible Assets and Goodwill

A summary of intangible assets is as follows:

October 31, (in thousands)	2004			2003		
	Gross Amount	Amortization	Net Book Value	Gross Amount	Amortization	Net Book Value
Amortizable trademarks	$ 3,476	$ (692)	$ 2,784	$ 2,453	$ (489)	$ 1,964
Amortizable licenses	10,105	(1,937)	8,168	10,105	(926)	9,179
Other amortizable intangibles	5,633	(498)	5,135	–	–	–
Non-amortizable trademarks	105,029	–	105,029	54,434	–	54,434
	$124,243	$ (3,127)	$121,116	$ 66,992	$ (1,415)	$ 65,577

The change in non-amortizable trademarks is due primarily to the DC acquisition. Other amortizable intangibles primarily include non-compete agreements, patents and customer relationships. Certain trademarks and licenses will continue to be amortized by the Company using estimated useful lives of 10 to 25 years with no residual values. Intangible amortization expense for the fiscal years ended October 31, 2004 and 2003 was $1.7 million and $1.1 million, respectively. Annual amortization expense, based on the Company's amortizable intangible assets as of October 31, 2004, is estimated to be approximately $2.2 million in each of the fiscal years ending October 31, 2005 through 2007 and approximately $1.5 million in the fiscal years ending October 31, 2008 and 2009.

Goodwill arose primarily from the acquisitions of Quiksilver Europe, The Raisin Company, Inc., Mervin, Freestyle SA, Beach Street, Quiksilver Asia/Pacific and DC Shoes, Inc. Goodwill increased during the fiscal year ended October 31, 2004 as a result of the Company's acquisition of its Swiss distributor, Sunshine Diffusion SA, from the contingent purchase price payment recorded related to the acquisition of Quiksilver Asia/Pacific and as a result of the Company's acquisition of DC Shoes, Inc. as described in Note 2 to these financial statements, and also due to foreign exchange fluctuations. Changes to goodwill for the fiscal year ended October 31, 2003 were primarily due to the acquisition of Quiksilver Asia/Pacific and foreign exchange fluctuations.

Note 7. Lines of Credit and Long-term Debt

A summary of lines of credit and long-term debt is as follows:

October 31, (in thousands)	2004	2003
European short-term credit arrangements	$ 3,756	$ 12,351
Asia/Pacific short-term lines of credit	7,045	8,600
Americas line of credit	105,974	60,912
Americas term loan	6,765	7,995
European long-term debt	33,714	37,071
Asia/Pacific long-term debt	460	438
Deferred purchase price obligation	26,600	17,003
	$184,314	$144,370

In June 2003, the Company replaced its syndicated bank facility with a new syndicated revolving line of credit (the "Line of Credit"). The Line of Credit expires June 2006 and provides for a revolving line of credit of up to $200.0 million. The Line of Credit bears interest based on the bank's reference rate or based on LIBOR for borrowings committed to be outstanding for 30 days or longer. The weighted average interest rate at October 31, 2004 was 3.0%. The Line of Credit can be accessed by certain of the Company's foreign subsidiaries and includes a $75.0 million sublimit for letters of credit and a $35.0 million sublimit for borrowings in certain foreign currencies. As of October 31, 2004, $106.0 million was outstanding under this line of credit.

The Line of Credit contains restrictive covenants. The most significant covenants relate to maintaining certain leverage and fixed charge coverage ratios. The payment of dividends is restricted, among other things, and the Company's U.S. assets, other than trademarks and other intellectual property, generally have been pledged as collateral. At October 31, 2004, the Company was in compliance with such covenants.

The Company also has a term loan with a U.S. bank that initially totaled $12.3 million in April 2000. This term loan is repayable in installments of $0.1 million per month with a final maturity in October 2007. The Company anticipates that these monthly payments and final balloon payment will be paid from borrowings on the Line of Credit. This term loan is secured by the leasehold improvements at the Company's Huntington Beach, California headquarters and bears interest contractually based on LIBOR. However, in January 2000, the Company entered into an interest rate swap agreement with a notional amount equal to the term loan, effective through April 2007, to fix the interest rate at 8.4% per annum. The fair value of the interest rate swap at October 31, 2004 was a loss of $0.4 million. The restrictive covenants under this term loan are substantially the same as those under the Line of Credit. The outstanding balance of this term loan at October 31, 2004 was $6.8 million.

Quiksilver Europe has arrangements with banks that provide for maximum cash borrowings of approximately $85.0 million in addition to approximately $74.0 million available for the issuance of letters of credit. At October 31, 2004, these lines of credit bore interest at an average rate of 2.7%, and $3.8 million was outstanding. The lines of credit expire in October 2005, and the Company believes that these lines of credit will continue to be available with substantially similar terms.

Quiksilver Europe also has $33.7 million of long-term debt, the majority of which is collateralized by land and buildings. This long-term debt bears interest at rates ranging generally from 2.6% to 5.9%, requires monthly, quarterly or annual principal and interest payments and is due at various dates through 2011.

Quiksilver Asia/Pacific has revolving lines of credit with banks that provide up to $19.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks in January 2005 and September 2005, and the Company believes these lines of credit will continue to be available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2004 was $7.0 million at an average interest rate of 1.4%.

As part of the acquisition of Quiksilver International in fiscal 2000, the Company was obligated to make two additional purchase price payments, which are denominated in Australian dollars and are contingent on the computed earnings of Quiksilver International through June 2005. These obligations were discounted to present value as of the acquisition date, and in addition to potentially increasing as this contingency is resolved, the carrying amount of the obligation fluctuates based on changes in the exchange rate between Australian dollars and U.S. dollars. As a result of Quiksilver International's operations for the 12 months ended June 30, 2004, the deferred purchase price obligation was increased by $6.5 million with a corresponding increase to trademarks. As of October 31, 2004, the remaining deferred purchase price obligation totaled $26.6 million.

Short-term obligations that the Company has the intent and ability to refinance on a long-term basis are classified as long-term debt. Principal payments on long-term debt are due approximately as follows (in thousands):

2005	$ 10,304
2006	142,202
2007	12,031
2008	5,374
2009	2,757
Thereafter	845
	$ 173,513

Note 8. Accrued Liabilities

Accrued liabilities consist of the following:

October 31, (in thousands)	2004	2003
Accrued employee compensation and benefits	$ 33,154	$ 25,010
Accrued sales and payroll taxes	2,553	1,001
Derivative liability	6,362	202
Amounts payable for business acquisitions	17,951	–
Other liabilities	19,075	15,546
	$ 79,095	$ 41,759

Note 9. Commitments and Contingencies

Operating Leases The Company leases certain land and buildings under long-term operating lease agreements. The following is a schedule of future minimum lease payments required under such leases as of October 31, 2004 (in thousands):

2005	$ 33,666
2006	32,521
2007	29,273
2008	25,584
2009	21,527
Thereafter	79,256
	$221,827

Total rent expense was $31.5 million, $24.8 million and $14.9 million for the years ended October 31, 2004, 2003 and 2002, respectively.

Professional Athlete Sponsorships We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as surfing, skateboarding, snowboarding, windsurfing and golf. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. Such expenses are an ordinary part of our operations and are expensed as incurred. The following is a schedule of future estimated minimum payments required under such endorsement agreements as of October 31, 2004 (in thousands):

2005	$ 9,051
2006	4,950
2007	3,308
2008	1,729
2009	368
	$ 19,406

Litigation We are involved from time to time in legal claims involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. We believe the resolution of any such matter currently pending will not have a material adverse effect on our financial condition or results of operations.

Indemnities and Guarantees During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

Note 10. Stockholders' Equity

In March 2000, the Company's stockholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan"), which generally replaced the Company's previous stock option plans. Under the 2000 Plan, 14,472,418 shares are reserved for issuance over its term, consisting of 6,472,418 shares authorized under predecessor plans plus an additional 8,000,000 shares. Nonqualified and incentive options may be granted to officers and employees selected by the plan's administrative committee at an exercise price not less than the fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the committee, by delivering previously outstanding shares of the Company's Common Stock. Options vest over a period of time, generally three to five years, as designated by the committee and are subject to such other terms and conditions as the committee determines. Certain stock options have also been granted to employees of acquired businesses under other plans.

Changes in shares under option are summarized as follows:

Years Ended October 31,	2004		2003		2002	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year	7,042,304	$ 7.79	7,670,678	$ 6.14	7,145,364	$ 5.71
Granted	2,015,000	18.69	1,418,000	13.54	1,466,000	7.30
Exercised	(1,498,720)	5.66	(1,983,701)	5.49	(918,692)	4.66
Canceled	(16,500)	17.45	(62,673)	9.27	(21,994)	6.28
Outstanding, end of year	7,542,084	$ 11.12	7,042,304	$ 7.79	7,670,678	$ 6.14
Options exercisable, end of year	3,595,521	$ 7.52	3,960,285	$ 6.01	4,652,982	$ 5.36

Outstanding stock options at October 31, 2004 consist of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Price	Shares	Weighted Average Price
$ 2.23 - $ 4.45	822,268	1.8	$ 3.78	822,268	$ 3.78
$ 4.45 - $ 6.68	1,027,874	4.6	5.96	802,874	5.95
$ 6.68 - $ 8.90	1,685,092	6.3	7.38	1,071,729	7.57
$ 8.90 - $11.13	541,344	6.1	9.23	365,344	9.24
$11.13 - $13.35	1,306,006	8.1	13.23	391,308	13.03
$13.35 - $15.58	142,000	8.7	15.23	20,665	15.27
$15.58 - $17.80	1,452,500	9.0	17.37	61,333	15.70
$17.80 - $22.25	565,000	9.5	22.13	60,000	21.50
	7,542,084	6.7	$ 11.12	3,595,521	$ 7.52

As of October 31, 2004, there were 2,379,065 shares of common stock that were available for future grant.

The Company began the Quiksilver Employee Stock Purchase Plan (the "ESPP") in fiscal 2001, which provides a method for employees of the Company to purchase common stock at a 15% discount from fair market value as of the beginning or end of each purchasing period of six months, whichever is lower. The ESPP covers substantially all full-time domestic and Australian employees who have at least five months of service with the Company. The ESPP is intended to constitute an "employee stock purchase plan" within the meaning of section 423 of the Internal Revenue Code of 1986, as amended, and therefore the Company does not recognize compensation expense related to the ESPP. During the years ended October 31, 2004, 2003 and 2002, 65,711, 50,666 and 64,852 shares of stock were issued under the plan with proceeds to the Company of $1.0 million, $0.6 million and $0.5 million, respectively.

Note 11. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) include net income, changes in fair value of derivative instruments qualifying as cash flow hedges, the fair value of interest rate swaps and foreign currency translation adjustments. The components of accumulated other comprehensive income (loss), net of tax, are as follows:

October 31, (in thousands)	2004	2003
Foreign currency translation adjustment	$ 42,424	$ 23,870
Loss on cash flow hedges and interest rate swaps	(7,646)	(4,018)
	$ 34,778	$ 19,852

Note 12. Licensing

Since acquiring Quiksilver International in July 2000, the Company owns all international rights to use the *Quiksilver* and *Roxy* trademarks. Prior to this acquisition, the Company owned these intellectual property rights in the United States and Mexico only, and operated under license agreements with Quiksilver International Pty Ltd. to use the *Quiksilver* and *Roxy* trademarks in other countries and territories.

Quiksilver Europe has a license agreement with *Gotcha* International, LP that resulted from the Company's acquisition of Freestyle, SA, the European licensee of *Gotcha* International, LP. The license agreement provides that Quiksilver Europe can sell products under the *Gotcha* trademark and tradename through 2015 in the territories covered by the license agreement (primarily Western Europe). Royalties range from 2.8% to 4.0% of net sales, based on sales volume, with certain minimum requirements. Promotional contributions are also required based on sales volume and range from 1.0% to 1.5%.

The Company licensed the use of the *Quiksilver* and *Roxy* trademarks in Mexico in exchange for royalties of 4.5% of net sales after Mexican taxes. This license terminated in fiscal 2004. The Company is currently negotiating new licensing arrangements in Turkey and Mexico. The Company also licensed the use of the *Quiksilver* and *Roxy* trademarks on eyewear and licensed a chain of domestic outlet stores. The eyewear licensee and this outlet store chain were acquired in fiscal 2003 and fiscal 2002, respectively, and accordingly, the license agreements were eliminated. The Company's license with its domestic watch licensee was terminated during the year ended October 31, 2002.

Notes to Consolidated Financial Statements

Effective with the acquisition of Quiksilver International during fiscal 2000, the Company acquired licenses for the use of the *Quiksilver* and *Roxy* trademarks in various countries and territories around the world. The licensees are currently headquartered in South Africa, South Korea, Argentina and Mauritius. These licensees pay the Company royalties ranging from 3% to 5% of the licensees' sales. The licensees headquartered in Australia, Japan and Indonesia were acquired during fiscal 2003.

Note 13. Income Taxes

A summary of the provision for income taxes is as follows:

Years Ended October 31, (in thousands)	2004	2003	2002
Current:			
Federal	$ 7,201	$ 7,240	$ 10,874
State	2,539	2,729	2,545
Foreign	28,072	24,506	13,014
	37,812	34,475	26,433
Deferred:			
Federal	5,548	1,956	(2,435)
State	814	(56)	(530)
Foreign	(3,551)	(4,824)	(1,073)
	2,811	(2,924)	(4,038)
Provision for income taxes	$ 40,623	$ 31,551	$ 22,395

A reconciliation of the effective income tax rate to a computed "expected" statutory federal income tax rate is as follows:

Years Ended October 31,	2004	2003	2002
Computed "expected" statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	0.6	3.6	2.2
Foreign tax effect	(2.4)	(1.0)	0.2
Foreign tax credit	–	(2.9)	(0.1)
Other	0.1	0.3	–
Effective income tax rate	33.3%	35.0%	37.3%

The components of net deferred income taxes are as follows:

October 31, (in thousands)	2004	2003
Deferred income tax assets:		
Allowance for doubtful accounts	$ 7,631	$ 6,297
Other comprehensive income	4,407	2,467
Operating loss carryforwards	1,044	230
Nondeductible accruals and other	17,019	14,369
	30,101	23,363
Deferred income tax liabilities:		
Depreciation and Amortization	(22,408)	(1,283)
Other	(1,235)	(2,624)
	(23,643)	(3,907)
Net deferred income taxes	$ 6,458	$ 19,456

The tax benefits from the exercise of certain stock options are reflected as additions to paid-in capital.

Income before provision for income taxes includes $70.1 million, $55.2 million and $34.0 million from foreign jurisdictions for the years ended October 31, 2004, 2003 and 2002, respectively. The Company does not provide for the U.S. federal, state or additional foreign income tax effects on foreign earnings that management intends to permanently reinvest. For the fiscal year ended October 31, 2004, foreign earnings earmarked for permanent reinvestment totaled approximately $172.0 million.

At October 31, 2004, the Company has state net operating loss carryforwards of approximately $5.3 million that will expire on various dates through 2014. In addition, the Company has foreign net operating loss carryforwards of approximately $2.9 million and $1.0 million for years ended October 31, 2004 and 2003, respectively, which will be carried forward until fully utilized.

Note 14. Employee Plans

The Company maintains the Quiksilver 401(k) Employee Savings Plan and Trust (the "401(k) Plan"). This plan is generally available to all domestic employees with six months of service and is funded by employee contributions and periodic discretionary contributions from the Company, which are approved by the Company's Board of Directors. The Company made contributions of $0.7 million, $0.5 million and $0.4 million to the 401(k) Plan for the years ended October 31, 2004, 2003 and 2002, respectively.

Employees of the Company's French subsidiary, Na Pali, SAS, with three months of service are covered under the French Profit Sharing Plan (the "French Profit Sharing Plan"), which is mandated by law. Compensation is earned under the French Profit Sharing Plan based on statutory computations with an additional discretionary component. Funds are maintained by the Company and vest with the employees after five years, although earlier disbursement is optional if certain personal events occur or upon the termination of employment. Compensation expense of $2.3 million, $2.0 million and $1.6 million was recognized related to the French Profit Sharing Plan for the fiscal years ended October 31, 2004, 2003 and 2002, respectively.

Note 15. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's management in deciding how to allocate resources and in assessing performance. The Company operates exclusively in the consumer products industry in which the Company designs, produces and distributes clothing, accessories and related products. Operating results of the Company's various product lines have been aggregated because of their common economic and operating characteristics and their reliance on shared operating functions. Within the consumer products industry, the Company has historically operated in the Americas (primarily the U.S.) and Europe. Effective with its acquisition of Quiksilver Asia/Pacific on December 1, 2002, the Company has added operations in Australia, Japan, New Zealand and other Southeast Asian countries and territories. Accordingly, the Company revised its geographic segments to include Asia/Pacific and corporate operations. Costs that support all three geographic segments, including trademark protection, trademark maintenance and licensing functions are part of corporate operations. Corporate operations also includes sourcing income and gross profit earned from the Company's licensees. No single customer accounts for more than 10% of the Company's revenues.

Although the Company operates in one industry segment, it produces different product lines within the segment. The percentages of revenues attributable to each product line are as follows:

	Percentage of Revenues		
	2004	2003	2002
T-Shirts	19%	20%	20%
Accessories	14	14	12
Jackets, sweaters and snowboardwear	12	12	12
Pants	10	11	11
Shirts	9	10	11
Footwear	9	5	4
Swimwear, excluding boardshorts	7	8	9
Fleece	5	6	7
Shorts	5	6	6
Boardshorts	4	4	3
Tops and dresses	4	3	3
Snowboards, snowboard boots, bindings and accessories	2	1	2
	100%	100%	100%

Information related to the Company's geographical segments is as follows:

Years Ended October 31, (in thousands)	2004	2003	2002
Revenues:			
Americas	$ 616,818	$ 492,442	$ 418,008
Europe	496,276	386,226	282,684
Asia/Pacific	148,733	94,187	–
Corporate operations	5,112	2,150	4,792
Consolidated	$ 1,266,939	$ 975,005	$ 705,484
Gross profit:			
Americas	$ 251,357	$ 197,434	$ 153,561
Europe	251,692	189,462	127,976
Asia/Pacific	73,152	44,206	–
Corporation operations	1,958	2,150	4,792
Consolidated	$ 578,159	$ 433,252	$ 286,329
Operating income:			
Americas	$ 63,811	$ 45,734	$ 35,377
Europe	73,517	61,941	41,327
Asia/Pacific	21,164	12,168	–
Corporate operations	(26,554)	(18,778)	(7,000)
Consolidated	$ 131,938	$ 101,065	$ 69,704
Identifiable assets:			
Americas	$ 443,028	$ 300,464	$ 226,715
Europe	413,454	299,977	204,759
Asia/Pacific	118,918	95,835	–
Corporate operations	15,590	11,694	19,115
Consolidated	$ 990,990	$ 707,970	$ 450,589
Goodwill:			
Americas	$ 86,382	$ 50,670	$ 15,686
Europe	70,057	41,592	11,292
Asia/Pacific	13,346	6,571	–
Consolidated	$ 169,785	$ 98,833	$ 26,978

Goodwill increased in the Americas, Europe and Asia/Pacific during the fiscal year ended October 31, 2004 as a result of the DC acquisition and a contingent payment related to the acquisition of Quiksilver International. Goodwill increased in the Americas, Europe and Asia/Pacific during the fiscal year ended October 31, 2003 as a result of the Company's acquisitions of its U.S. eyewear licensee, its European licensee for eyewear and wetsuits and its licensees in Australia and Japan. See Note 2 to these consolidated financial statements. Goodwill related to the acquisition of Quiksilver Asia/Pacific and the trademark value was allocated to each respective geographic segment based on where the benefits from these intangibles were estimated to be realized.

France accounted for 38.4%, 39.6% and 41.1% of European net sales to unaffiliated customers for the years ended October 31, 2004, 2003 and 2002, respectively, while the United Kingdom accounted for 18.7%, 21.5% and 20.6%, respectively, and Spain accounted for 17.0%, 16.5% and 15.2%, respectively.

Note 16. Derivative Financial Instruments

The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company's consolidated financial statements due to the translation of the operating results and financial position of the Company's international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate swaps are used to manage the Company's exposure to the risk of fluctuations in interest rates.

Derivatives that do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. A loss of $2.7 million was recognized related to these types of contracts during fiscal 2004. For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. As of October 31, 2004, the Company was hedging forecasted transactions expected to occur in the following seventeen months. Assuming exchange rates at October 31, 2004 remain constant, $5.2 million of losses, net of tax, related to hedges of these transactions are expected to be reclassified into earnings over the next seventeen months. Also included in accumulated other comprehensive income at October 31, 2004 is a $2.1 million loss, net of tax, related to cash flow hedges of the Company's long-term debt, which is denominated in Australian dollars and matures through fiscal 2005, and the fair value of interest rate swaps, totaling a loss of $0.3 million, net of tax, which is related to the Company's U.S. dollar denominated long-term debt and mature through fiscal 2007.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. During the fiscal year ended October 31, 2004, the Company reclassified into earnings a net loss of $3.6 million resulting from the expiration, sale, termination, or exercise of derivative contracts.

The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

A summary of derivative contracts at October 31, 2004 is as follows:

(in thousands)	Notional Amount	Maturity	Fair Value
U.S. dollars	$165,242	Nov 2004 – Mar 2006	$ (7,898)
Australian dollars	22,879	Sept 2005	4,773
New Zealand dollars	1,359	Nov 2004	(55)
Interest rate swap	6,765	Jan 2007	(444)
	$196,245		$ (3,624)

Note 17. Quarterly Financial Data (Unaudited)

A summary of quarterly financial data (unaudited) is as follows:

Quarter Ended (in thousands,except per share amounts)	January 31	April 30	July 31	October 31
Year ended October 31, 2004				
Revenues, net	$256,142	$322,579	$337,930	$350,288
Gross profit	113,669	147,043	150,407	167,040
Net income	9,174	27,790	19,530	24,875
Net income per share, assuming dilution	0.16	0.47	0.32	0.41
Trade accounts receivable	200,558	257,122	271,399	281,263
Inventories	179,282	127,318	171,639	179,605
Year ended October 31, 2003				
Revenues, net	$192,080	$262,210	$251,498	$269,217
Gross profit	81,508	118,583	107,129	126,032
Net income	6,568	22,630	11,918	17,400
Net income per share, assuming dilution	0.12	0.40	0.21	0.30
Trade accounts receivable	173,511	227,028	217,924	224,418
Inventories	144,237	120,775	159,493	146,440

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Quiksilver, Inc.

We have audited the accompanying consolidated balance sheets of Quiksilver, Inc. and subsidiaries (the "Company") as of October 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quiksilver, Inc. and subsidiaries as of October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

Deloitte & Touche LLP

Deloitte & Touche LLP

January 12, 2005
Costa Mesa, California

Corporate Information

Board of Directors

Robert B. McKnight, Jr.
Chairman of the Board and CEO, Quiksilver, Inc.
William M. Barnum, Jr.
Managing Member, Brentwood Associates
Charles E. Crowe
Investor
Michael H. Gray
President, Sweet Life Enterprises, Inc.
Robert G. Kirby
Senior Partner, Capital Guardian Trust Company

Bernard Mariette
President, Quiksilver, Inc.
Franck Riboud
Groupe Danone Chairman and Chief Executive Officer
Tom Roach
President, Palm Springs Harley-Davidson

Executive Officers

Robert B. McKnight, Jr.
Chairman of the Board and CEO
Bernard Mariette
President

Charles S. Exon
Executive Vice President, Business and Legal Affairs, Secretary and General Counsel
Steven L. Brink
Chief Financial Officer and Treasurer

Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649
Telephone (714) 889-2200

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Costa Mesa, California

Corporate Counsel
Hewitt & O'Neil LLP, Irvine, California

Annual Meeting
10:00 a.m., March 24, 2005
Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649

Investor Relations Counsel
Integrated Corporate Relations
Westport, Connecticut
Telephone (203) 222-9013

Registrar & Transfer Agent
American Stock Transfer and Trust Co.
New York, New York
Telephone (800) 937-5449

Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended October 31, 2004, including the financial statements and related notes, but excluding exhibits, is included herewith. Such report has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report on Form 10-K, including financial statements but excluding exhibits, will be made available without charge to the stockholders upon written request to the company, sent to the attention of Steven L. Brink, Chief Financial Officer, at the corporate headquarters.

Market Place

Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ZQK." The high and low sales prices of our common stock, as reported by the NYSE for the two most recent fiscal years, are set forth below.

	High	Low
Fiscal 2004		
4th quarter ended October 31, 2004	$ 27.69	$ 19.37
3rd quarter ended July 31, 2004	24.80	20.03
2nd quarter ended April 30, 2004	23.28	16.75
1st quarter ended January 31, 2004	18.30	14.91
Fiscal 2003		
4th quarter ended October 31, 2003	$ 19.55	$ 15.00
3rd quarter ended July 31, 2003	18.75	15.59
2nd quarter ended April 30, 2003 *	16.77	12.10
1st quarter ended January 31, 2003 *	14.26	11.73

* Note: Prices have been adjusted to reflect a 2-for-1 stock split effected on May 9, 2003.

We have historically reinvested our earnings in our business and have never paid a cash dividend. No change in this practice is currently being considered. Our payment of cash dividends in the future will be determined by the Board of Directors, considering conditions existing at that time, including our earnings, financial requirements and condition, opportunities for reinvesting earnings, business conditions and other factors. In addition, under our principal credit agreement with a bank group, we must obtain the bank group's prior consent to pay dividends.

On January 4, 2005, there were approximately 450 holders of record of our common stock and an estimated 12,300 beneficial stockholders.

Certifications

In accordance with Section 302 of the Sarbanes-Oxley Act of 2002, we have filed our Chief Executive Officer and Chief Financial Officer 302 certifications as exhibits to our Annual Report on Form 10-K for the fiscal year ended October 31, 2004. In accordance with section 303A.12 of the New York Stock Exchange listing standards, we have also filed our NYSE 303A.12(a) Chief Executive Officer certification with the New York Stock Exchange.

Photo Gallery

1



Games
THE WILSHIRE

1 Photo: Mike Blabac
Los Angeles, California, USA
2004 X Games
Danny Way

2 Photo: Stephen Zeigler
Cabo San Lucas, Baja Mexico
2004
Ola Elogram


KAZUMA



4



3 Photo: Christa Renee
Pismo, California, USA
2004

4 Photo: Christa Renee
Santa Barbara, California, USA
2005




Water Warrior
SoBe

6



5 Photo: Joliphotos.com
Waimea Bay, Hawaii, USA
2004
The Quiksilver in Memory of Eddie Aikau Big Wave Invitational - Twenty Year Anniversary

6 Photo: Jeff Hornbaker
Caribbean
2004
The Quiksilver Crossing
Kelly Slater

7 Photo: Stephen Zeigler
Laguna Beach, California, USA
2004
Jack Genova





9





10



8 Photo: Terence Chin
Torquay, Australia
2005
Lilian Dikmans

9 Photo: Christa Renee
Park City, Utah, USA
2005
Amber Stackhouse

10 Photo: Peggy Sirota
Hawaii, USA
2005
Martha

11



11 Photo: Stephen Zeigler
Northern California, USA
Bastien Salabanzi

12 Photo: Mark Oblow
Lake Tahoe, California, USA
2004
Reese Forbes, Robbie Sell, Dylan Reider
and Jon Rose







LIB
technologies

14



13 Photo: Scott Needham
New Zealand
2004
Erik Jackson and Markku Koski

14 Photo: Christa Renee
Hawaii, USA
2005
Malia

15 Photo: Christa Renee
Hawaii, USA
2005
Roxy Girl Team





17



16 Photo: Scott Needham
Australia
2004
Matus Hubka

17 Photo: Jeff Hornbaker
La Clusaz, France
2004
Mathier Crepel, Darius Heristschian,
Candide Thovex, Markku Koski



19



18 Photo: Gerrard O'Connor
Torquay, Australia
2004
Josh Rouillon

19 Photo: Chris Carey
Torquay, Australia
2004
Josh Rouillon

20 Photo: Peggy Sirota
Hawaii, USA
2005
Jerrah

21 Photo: Christa Renee
Hawaii, USA
2005
Martha




roxy
roxy



23


ROXY

24


ROXY

22 Photo: Jeff Hornbaker
Indonesia
2004
Sofia Mulanovich

23 Photo: Josie Clyde
Schoppernan, Austria
2004
Tina Birbaum

24 Photo: Jeff Hornbaker
Innsbruck, Austria
2003
Roxy Team
Roxy Chicken Jam

25 Photo: Jeff Hornbaker
Namotu Island, Fiji
2004
Roxy Surf Team







